As filed with the Securities and Exchange Commission on September 14, 2005
Registration No. 333-118639

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 1 TO
FORM SB-2

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

M-WAVE, INC.
(Exact name of registrant as specified in its charter)

DELAWARE	3672	36-3809819
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

475 INDUSTRIAL DRIVE
WEST CHICAGO, ILLINOIS 60185
(630) 562-5550
(Address and telephone number of principal executive offices)

JOSEPH A. TUREK
475 INDUSTRIAL DRIVE
WEST CHICAGO, ILLINOIS 60185
(630) 562-5550
(Name, address, and telephone number of agent for service)

JEFFREY M. MATTSON
FREEBORN & PETERS LLP
311 SOUTH WACKER DRIVE, SUITE 3000
CHICAGO, IL 60606-6677
(312) 360-6000
(Name, address, and telephone number for copies of all communications)

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. ☐

CALCULATION OF REGISTRATION FEE

TITLE OF EACH CLASS OF SECURITIES TO BE REGISTERED	MAXIMUM AMOUNT TO BE REGISTERED	PROPOSED MAXIMUM OFFERING PRICE PER UNIT	PROPOSED MAXIMUM AGGREGATE OFFERING PRICE(1)	AGGREGATE AMOUNT OF REGISTRATION FEE

Common Stock,	4,591,224	$1.09(1)	$5,004,434	$634.06 (2)
$.005 par value
__________________

(1)
This price is used solely for the purposes of computing the amount of the registration fee pursuant to Rule 457(c) of the Securities Act and is estimated, based on the high and low prices of the common stock on August 23, 2004.

(2)	Previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

SUBJECT TO COMPLETION, DATED SEPTEMBER 14, 2005.

The information in this Prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This Prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS

M-WAVE, INC.

4,591,224 SHARES OF COMMON STOCK
OFFERED BY SELLING STOCKHOLDERS

This prospectus relates to the sale of up to 4,591,224 shares of our common stock by selling stockholders. The selling stockholders will receive the common stock upon conversion of our outstanding Series A Preferred Stock and upon exercise of our outstanding warrants. The prices at which the selling stockholders may sell the shares will be determined by the prevailing market price for the shares or in negotiated transactions. We will not receive any proceeds from the sale of our shares by the selling stockholders or from the conversion of the Series A Preferred Stock. If the warrants are exercised in full, we would receive proceeds of $1,943,100. We will use the proceeds from any exercise of warrants for general working capital purposes consistent with our business strategy, including potential acquisitions.

Our common stock is quoted on the Nasdaq SmallCap Market under the symbol “MWAV.” On September 9, 2005, the last reported sale price for our common stock as reported on the Nasdaq SmallCap Market was $0.98 per share.

The securities offered in this prospectus involve a high degree of risk. You should consider the “Risk Factors” beginning on page 3 before purchasing our common stock.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

M-WAVE, INC.
475 Industrial Drive
West Chicago, Illinois 60185
(630) 562-5550

Unless otherwise specified, the information in this prospectus is set forth as of September 14, 2005, and we anticipate that changes in our affairs will occur after such date. We have not authorized any person to give any information or to make any representations, other than as contained in this prospectus, in connection with the offer contained in this prospectus. If any person gives you any information or makes representations in connection with this offer, do not rely on it as information we have authorized. This prospectus is not an offer to sell our common stock in any state or other jurisdiction to any person to whom it is unlawful to make such offer.

PROSPECTUS SUMMARY

This summary does not contain all of the information that you should consider before investing in our common stock. You should carefully read the entire prospectus including “Risk Factors” and the consolidated financial statements before making an investment decision.

The Company

We provide supply chain services and source printed circuit boards, custom electronic components and direct broadcasting satellite parts domestically and from Asia through two divisions. Our Electro-Mechanical Group division (EMG) sources high-performance printed circuit boards and custom and engineered electronic components from original equipment manufacturers and contract manufacturers in Asia and the US. The products are used in a wide range of telecommunications and industrial electronics products. EMG also offers domestic and international supply chain services for its middle market customers.

Our M-Wave Digital Broadcast Satellite division (DBS) is a virtual manufacturer and international supplier of parts to customers in the Digital Broadcasting Satellite industry, including DIRECTV®, DISH NETWORK®, SKY®, STAR CHOICE®, and other global satellite providers. M-Wave DBS products include a growing number of proprietary product lines including the TrunkLine Millenium® commercial SMATV head end gear, JVI L-Band passive splitters and multi-switches, Treadclip plastic fasteners, Signaloc® meters used in DBS installations, and the Kompressor® universal RF connector line. We entered into this business in early 2005 when we acquired Jayco Ventures Inc.

See “Business - Current Events” for a discussion of recent changes in our management team, changes in our Board, an acquisition in 2005, the engagement of a financial advisor to pursue strategic alternatives for us and our business, and other recent developments.

M~Wave, Inc. was incorporated in Delaware in January 1992. Our executive offices are located at 475 Industrial Drive, West Chicago, Illinois, 60185, and our telephone number is (630) 562-5550. Our website is located at www.mwav.com. Presently, SEC filings are not available on our website but, if requested, we will provide electronic or paper copies of SEC filings free of charge.

The Offering by the Selling Stockholders

On July 28, 2004, we issued 30,000 shares of our Series A Preferred Stock to Mercator Momentum Fund, LP, Mercator Momentum Fund III, LP, and Monarch Pointe Fund, Ltd. (the “Purchasers”), for $100 per share, or an aggregate of $3,000,000, following shareholder approval of the transaction on July 27, 2004, as required by NASDAQ Marketplace Rules. We also issued warrants to purchase an aggregate of 1,530,000 shares of common stock, in consideration for the aggregate proceeds of $3,000,000, to the Purchasers and Mercator Advisory Group, LLC (now named M.A.G. Capital, LLC), an affiliate of the Purchasers. We paid a due diligence fee of $160,000 and legal expenses of $15,000 to Mercator Advisory Group, LLC.

The Series A Preferred Stock is nonvoting, bears no dividend, has no sinking fund provisions, and has a sole preference of priority at par in liquidation over our common stock and any prior or subsequent series of preferred stock. Each share of Series A Preferred Stock is convertible into shares of common stock at $100 per share of preferred stock and a conversion price for the common stock equal to 85% of the market price of our common stock at the time of the conversion; provided that in no event shall the conversion price be less than $0.98 per share or greater than $1.15. The warrants were allocated among the designated recipients by Mercator Advisory Group, LLC, on the closing date of the sale of the Series A Preferred Stock, and are exercisable for three years at an exercise price of $1.27.

In connection with the issuance of the Series A Preferred Stock and warrants, we agreed to file a registration statement with the U.S. Securities and Exchange Commission (“SEC”) registering the shares of common stock issuable upon conversion of the preferred stock and exercise of the warrants, and to use diligent efforts to have the registration statement declared effective within 90 days (120 days if the SEC reviews the filing) after the initial filing of the registration statement. Under the terms of the agreements with the Purchasers, the ownership of our common stock by the Purchasers will not exceed 9.9% of the total outstanding shares at any one time. In addition, the Purchasers agreed not to sell, in any trading day, shares of our common stock in excess of 15% of the total shares traded on such trading day; provided that in June 2005 this limitation was revised to 20% of such total shares.

Under this prospectus, the selling stockholders are offering up to 4,591,224 shares of our common stock, which are the shares issuable upon conversion of the Series A Preferred Stock and upon exercise of the warrants described above. On June 30, 2005, there were 6,198,898 shares of our common stock outstanding. Through June 30, 2005, the selling stockholders had already converted a portion of the Series A Preferred Stock into 1,734,454 shares of common stock, and had sold 1,454,251 of such shares, which shares are included in this prospectus. Upon the exercise of the warrants described above, and the conversion of the maximum number of remaining shares issuable upon conversion of the Series A Preferred Stock, the number of shares offered by this prospectus (3,136,973 shares, as a result of the selling stockholders’ prior sales of 1,454,251 shares) represents 33.6% of our total common stock outstanding on June 30, 2005. The selling stockholders are not required to sell their shares, and any sales of common stock by the selling stockholders are entirely at the discretion of the selling stockholders.

In connection with the purchase of the Series A Preferred Stock and warrants, the Purchasers agreed not to engage in private sales to third parties of more than an aggregate of 688,684 shares of the common stock received upon conversion of the Series A Preferred Stock and exercise of the warrants. The shares covered by this prospectus are being registered to permit the selling stockholders and any of their respective successors-in-interest to offer the respective Shares for resale from time to time.

We will receive no proceeds from the sale of shares of common stock in this offering. However, if all of the warrants are exercised in full, we would receive $1,943,100 in proceeds. Any proceeds received upon the exercise of such options and warrants will be used for general working capital purposes consistent with our business strategy, including potential acquisitions.

Trading Information

Our common stock trades on the Nasdaq SmallCap Market under the symbol “MWAV.” On September 9, 2005, the last reported sale price for our common stock was $0.98 per share.

RISK FACTORS

You should carefully consider the following factors that may affect our business, future operating results and financial condition, as well as other information included in this prospectus. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business operations. If any of the following risks actually occur, our business, financial condition and operating results could be materially adversely affected.

We Have Experienced Fluctuations in Quarterly Operating Results Which Have Resulted in Losses in the Past Two Fiscal Years.

Our quarterly results of operations are subject to significant variation for a variety of reasons, including the following:

•	The timing and volume of our customers’ orders;

•	Price and competition;

•	Changes in mix of products we sell, between higher-margin, lower-volume products for digital applications and lower-margin, higher-volume products for RF applications; and

•	Demand for the products or the procurement and supply-chain services that we provide.

Each of these factors has had in the past, and may have in the future, an adverse effect on our quarterly operating results. In fact, we have sustained operating losses in fiscal years 2003 and 2004, as reflected in our financial statements included herein. Any inability to adjust spending quickly enough to compensate for any revenue shortfalls may magnify the adverse impact of such revenue shortfalls on our results of operations. As a result, our operating results may vary significantly from one quarter to the next.

For 2004, our sales were approximately $17.5 million, an increase of 23% over $14.2 million in sales for 2003. Net loss attributable to common shareholders in 2004 was $2.2 million, or $(0.49) per share, compared with a net loss attributable to common shareholders of $12.0 million, or ($2.71) per share, in 2003.

For the first six months of 2005, our sales were approximately $11.6 million, an increase of approximately 22% over the first six months of 2004. Net loss attributable to common shareholders was $1,059,663 in the first six months of 2005, compared to net income attributable to common shareholders of $144,214 in the first six months of 2004.

We can not assure that these results will continue in future periods, and there are no assurances that future operating results will not be worse.

Our Liquidity and Capital Resources are Limited.

Our ability to fund working capital and anticipated capital expenditures will depend on our future performance, which is subject to general economic conditions, financial conditions, our customers, actions of our domestic and international competitors, and other factors that are beyond our control. Our ability to fund operating activities is also dependent upon our ability to effectively manage our expenses in relation to revenues, and our ability to access external sources of financing.

On June 16, 2005, we issued $2,400,000 in aggregate principal amount of promissory notes, which restructured the $1,550,000 in aggregate principal amount of promissory notes dated February 23, 2005, in exchange for an investment of $850,000 (provided that the 434,783 warrants issued in connection with the February 23, 2005 promissory notes were not canceled and therefore remain outstanding). In connection with the issuance of notes, we issued 166,666 warrants to purchase our common stock. The issuances of notes and warrants were made to Mercator Momentum Fund, L.P., Mercator Momentum Fund III, L.P., Monarch Pointe Fund, Ltd. and M.A.G. Capital, LLC, all of which are related entities. We paid fees totaling $29,000 in connection with the financing.

In the second quarter of 2005 we learned more about the liquidity requirements of the DBS division which was acquired in February 2005. Current terms with DBS suppliers require us to effectively prepay for all inventory purchases by the time product is received. At the time of acquisition, the DBS division had little saleable inventory, requiring us to purchase a substantial amount of inventory on a prepaid basis, amounts which are in excess of our current capital resources.

Based upon the current level of operations and anticipated growth, our current cash, the $6.0 million secured, asset-based credit line with Silicon Valley Bank, and proceeds from a potential sale of the Bensenville facility, we believe that we will require additional equity or debt financing to meet our anticipated liquidity requirements over the next 12 months. Based on current projections, we believe we would need to obtain an additional $1 million - $2 million to meet these liquidity requirements. As of June 30, total availability under the line of credit was $3.1 million, of which we had borrowed nearly all $3.1 million, leaving us with virtually no remaining availability at this time. We are pursuing all available alternatives to secure the necessary financing. There can be no assurances that such additional equity or debt financing will be available to us, or if available, that such financing will be available on acceptable terms. If we are unable to obtain such financing, we would be required to modify our strategic growth plans and scale back operations, beginning in the latter part of the 2005 third quarter, to reduce labor, travel and sales expenses, and to reduce inventory purchases, which actions would likely result in reduced revenue, particularly in our M-Wave DBS business.

To meet our short-term liquidity needs, we may sell one or more of our lines of business or other assets. Such sales may not be in our long-term best interests, may harm the strategic positioning or other aspects of our business, and may not allow us to obtain fair market value for the assets being sold.

We May Not Be Able To Integrate And Operate Acquired Businesses.

In February 2005 we acquired Jayco Ventures, Inc.  From time to time, we have considered the acquisition of other businesses or other technologies, and we continue to consider such acquisitions as opportunities arise.  We may not be able to efficiently combine our operations with those of the businesses or technologies we acquire without encountering difficulties.  These difficulties could result from a variety of issues, including incompatible operating practices, corporate cultures, product lines, or technologies.  As a result, we may have difficulties in integrating, managing and operating any acquired businesses and technologies.  In particular, the acquisition of Jayco Ventures, Inc. has resulted in unforeseen liquidity issues, due to limited credit terms from suppliers, which have increased our reliance on bank financing, other financing and internal working capital to fund our operations.

We Recently Converted from a Manufacturing Business to a Service Provider.

In 2003 and 2004, we restructured our operations to move out of direct manufacturing and sold our assets related to manufacturing, including our plant and equipment located in West Chicago, Illinois. We changed our business model, becoming a value-added intermediary and service provider of high-performance printed circuit boards used in a variety of digital and RF applications for telecommunications and industrial electronics applications. We satisfy our customers’ requirements for telecommunications and industrial electronics application by outsourcing and coordinating the manufacture of such boards through a base of suppliers located domestically and inAsia. If our services and new business model do not gain sufficient positive market acceptance, we may not achieve anticipated revenue, profits or continued viability. We are now fully dependent on third-party manufacturers and have no manufacturing capability of our own. Additionally, to differentiate ourselves from competition, we provide limited warranties that also include component guaranties on specified products which are shared with our suppliers. Such guaranties could be significant in the event of a large product failure that cannot be charged back to our supplier.

In the Printed Circuit Board Market, We Are Subject to Intense Competition.

We provide our services strictly to customers that are seeking to purchase high-quality printed circuit boards. The market for printed circuit boards is extremely competitive, particularly with respect to price, and we expect such competition to increase. The market for such products is sensitive to new product introductions or enhancements and marketing efforts by our competitors. We expect to experience increasing levels of competition in the future. We may not be able to establish and maintain our competitive position against current or potential competitors, which could cause our sales and profitability to fail to meet expectations.

We Are Dependent on a Small Number of Major Customers.

Our five largest EMG customers in the RF product line accounted for 90% of our net sales within this segment in 2004 and our top five EMG customers in our digital product line accounted for 58% of our net sales within this segment in 2004. We expect that a small number of customers will continue to account for a substantial majority of our sales and that the relative dollar amount and mix of products sold to any of these customers can change significantly from year to year. There can be no assurance that our major customers will continue to purchase products from us at current levels, or that the mix of products purchased will be in the same ratio. The loss of our largest customer or a change in the mix of product sales would have a material adverse effect on our business and financial condition.

We Are Dependent on a Small Number of Domestic and Overseas Manufacturers.

We are dependent upon unaffiliated domestic and foreign companies for the manufacture of printed circuit boards as part of our Virtual Manufacturing process. Our arrangements with manufacturers are subject to the risks of doing business, such as import duties, trade restrictions, production delays due to unavailability of parts or components, transportation delays, work stoppages, foreign currency fluctuations, political instability and other factors, such as satisfaction of our delinquent liabilities with certain overseas vendors, which could have an adverse effect on our business, financial condition and results of operations. We believe that the loss of any one or more of our suppliers would not have a long-term material adverse effect on our business, financial condition and results of operations because other manufacturers would be able to increase production to fulfill our requirements. However, the loss of certain suppliers, could, in the short-term, adversely affect our business until alternative supply arrangements were secured.

Our Success Depends on the Efforts of Key Management.

We believe our success depends to a great degree upon the continued contributions of our key management. In particular, we believe that our future success depends on our President and Chief Executive Officer. We presently do not maintain key person life insurance on any such individuals. If we experience the loss of the services of any of our key personnel, we may be unable to identify, attract or retain qualified personnel in the future, making it difficult to manage our business and meet key objectives, or achieve or sustain profits.

Since Our Common Stock is Thinly Traded, It Can Be Subject to Extreme Rises or Declines in Price, and You May Not Be Able to Sell Your Shares at or Above the Price You Paid.

You may have difficulty reselling shares of our common stock. You may not be able to resell your shares at or above the price you paid, or at a fair market value. The stock markets often experience significant price and volume changes that are not related to the operating performance of individual companies. These broad market changes may cause the market price of our common stock to decline regardless of how well we perform as a company.

We May Not Be Able to Maintain the Listing of Our Common Stock on the NASDAQ SmallCap Market.

To maintain the listing of our common stock on the NASDAQ SmallCap Market, we must maintain compliance with their continuing listing requirements, including a minimum tangible net worth of $2.5 million. Our current forecasts estimate that we will not be able to maintain this minimum tangible net worth through the 2005 third quarter without obtaining additional equity financing.

The continuing listing requirements also require that, on and after July 31, 2005, we must have a minimum of three members on the audit committee of our board of directors, all of which must meet the definition of independence contained within NASDAQ’s rules. On the date of this prospectus, our audit committee consists of two members, who qualify as independent, and none of our other directors meet such definition of independence. Consistent with Marketplace Rules 4350(c)(1) and 4350(d)(4), we will be provided a cure period until the earlier of our next annual shareholders' meeting or June 29, 2006, in order to regain compliance.

The continuing listing requirements also require that our common stock must not fall below a minimum bid price of $1.00 per share for any period of 30 consecutive business days. On September 9, 2005, NASDAQ sent us notice that our common stock failed to meet such minimum closing bid price for 30 consecutive business days. NASDAQ has provided us 180 calendar days (until March 8, 2006) for our minimum closing bid price to exceed $1.00 per share for a minimum of ten consecutive business days. If it does so, NASDAQ will then deem us to be in compliance with the rule. If the closing bid price does not exceed $1.00 per share for a minimum of ten consecutive business days prior to March 8, 2006, depending on our compliance with other listing standards, NASDAQ may provide an additional 180-day period or it may delist our common stock at that time.

We may not be able to maintain a minimum tangible net worth of $2.5 million, add a third independent director to our audit committee, maintain the minimum bid price of our common stock, or meet one or more of the other continuing listing requirements of the NASDAQ SmallCap Market, any of which would make our common stock subject to delisting. Upon a delisting of our common stock from the Nasdaq SmallCap Market, our common stock would trade on the over-the-counter bulletin board, which may have an adverse impact on the market price and liquidity of our common stock. In addition, if our common stock is delisted from the Nasdaq SmallCap Market and the trading price of our common stock is less than $5.00 per share, our common stock will come within the definition of a “penny stock.” As a result, it is possible that our common stock may become subject to the penny stock rules and regulations that require additional disclosure by broker-dealers in connection with any trades involving a penny stock. The additional burdens imposed on broker-dealers may restrict the ability of broker-dealers to sell our common stock and may affect your ability to resell our common stock.

FORWARD-LOOKING STATEMENTS

This registration statement, as well as our other reports filed with the SEC and our press releases and other communications, contain forward-looking statements made pursuant to the safe harbor provisions of the Securities Litigation Reform Act of 1995. Forward-looking statements include all statements regarding our expected financial position, results of operations, cash flows, dividends, financing plans, strategy, budgets, capital and other expenditures, competitive positions, growth opportunities, benefits from new technology, plans and objectives of management, and markets for stock. These forward-looking statements are based largely on our expectations and, like any other business, are subject to a number of risks and uncertainties, many of which are beyond our control. The risks include those stated in the “Risk Factors” section of this registration statement and economic, competitive and other factors affecting our operations, markets, products and services, expansion strategies and other factors discussed elsewhere in this registration statement and the other documents we have filed with the Securities and Exchange Commission. In light of these risks and uncertainties, there can be no assurance that the forward-looking information contained in this registration statement will in fact prove accurate, and our actual results may differ materially from the forward-looking statements.

MARKET FOR OUR SHARES

Market Information

Our common stock is traded on the NASDAQ SmallCap Market (trading symbol MWAV). The following table sets forth, for the calendar periods indicated, the range of the high and low last reported sales prices of the common stock from January 1, 2003 through June 30, 2005 as reported by the NASDAQ.

Period	Low	High

First Quarter 2003	$0.78	$1.49
Second Quarter 2003	0.43	1.00
Third Quarter 2003	0.60	1.10
Fourth Quarter 2003	0.45	1.00

First Quarter 2004	0.51	5.00
Second Quarter 2004	1.10	4.15
Third Quarter 2004	0.85	1.86
Fourth Quarter 2004	1.01	2.78

First Quarter 2005	1.11	2.07
Second Quarter 2005	0.85	1.43

Holders and Dividend Policy

As of June 30, 2005, there were approximately 700 shareholders of record owning our common stock. We did not pay any dividends on our common stock in 2003 or 2004, or to date in 2005, and we intend not to pay dividends in the foreseeable future in order to reinvest future earnings in the business.

Equity Compensation Plans

On December 31, 2004, the Company had the following securities issued and available for future issuance under equity compensation plans:

	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted-average exercise price of outstanding options, warrants and rights	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	1,295,050 shares of common stock	$2.07 per share	152,600 shares of common stock
Equity compensation plans not approved by security holders	104,167 shares of common stock	$1.35 per share	0 shares of common stock
Total	1,399,217 shares of common stock	$2.00 per share of common stock	152,600 shares of common stock

On December 31, 2004 we issued 104,167 options to the owner of ASC, with an exercise price of $1.35 per share, which were fully vested upon issuance and expire on December 31, 2008. The options are valued at $136,753 under the Black-Scholes Option Pricing Model, and were recorded as an increase to additional paid-in capital and recognized as stock compensation expense immediately upon issuance.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

YEAR ENDED DECEMBER 31, 2004

Significant Events in 2004

In July 2004 we hired Jim Mayer as Chief Financial Officer and subsequently terminated the consulting agreement with Credit Support International, LLC (CSI) based in Dallas, Texas. Mr. Mayer had been the Managing Member of CSI at the time he was hired as CFO. In September, Mr. Mayer was promoted from Chief Financial Officer to Chief Executive Officer.

On September 12, 2004 we elected Carl Klein to the position of Non Executive Chairman of the Board to fill the vacancy created by the resignation of Lavern Kramer.

On June 5, 2004 Jeff Figlewicz was hired as the Corporate Controller and Principal Accounting Officer.

On October 25, 2004 our board of directors appointed James A. Skelton as a Class I Director. Mr. Skelton will serve until the 2005 annual meeting of stockholders.

On February 15, 2005 our board of directors appointed Thomas Cox as a Class I Director. Mr. Cox will serve until the 2005 annual meeting of stockholders.

On February 3, 2004, we announced a major restructuring of our balance sheet and our operating model that included the sale of our West Chicago plant and equipment to firms associated with the signing of a Strategic Operating Alliance (SOA) agreement with Franklin Park, IL based American Standard Circuits, Inc. (ASC) for a cash price of approximately $2,800,000. As part of the sale, along with ASC, we formed an LLC named Am-Wave, LLC, through which we retained an equity interest in the equipment of 20%. As part of the amendment to the SOA signed on December 31, 2004, Am-Wave, LLC was dissolved.

In connection with the asset sales and signing of the SOA agreement, we also repaid $2.422 million in debt to Bank One, NA. We also announced that delinquent balances to our trade creditors would be reduced approximately $200,000 in line with our previously negotiated terms.

Under the SOA agreement, within the West Chicago facility, production transitioned from M~Wave to ASC. The result of the SOA agreement is that both production and domestic sales will be carried out within the same facility with joint tenants M-Wave and ASC. On December 31, 2004, we amended the SOA agreement. Terms of the amendment provided us approximately $340,000 in purchase credits to be amortized over the remaining life of the SOA, and approximately $50,000 in cash which was received in February 2005. In addition, the parties each exchanged a piece of equipment and we also provided ASC with raw materials to be used in the manufacturing process that we no longer required. The SOA remains in effect until August 31, 2006.

The Company also rescinded the 500,000 warrants issued to Gordhan Patel, owner of ASC, and issued 104,167 options that are fully vested, have a four year life, have an exercise price of $1.35 per share, and are valued at $136,753 under the Black-Scholes Option Pricing Model, and were recorded as an increase to additional paid-in capital and recognized as stock compensation expense immediately upon issuance. The amendment also revised the Company’s monthly obligations to ASC to a fixed amount of approximately $56,000 per month.

We also recorded impairment of building, plant and equipment charges in 2004 of approximately $591,000, related to our interest in Am-Wave, LLC. The charges were recorded to comply with FASB statement No. 144, which requires the Company to (a) recognize an impairment loss when the carrying amount of a long-lived asset is not recoverable from its undiscounted cash flows and (b) measure the impairment losses as the difference between the carrying amount and the fair value of the asset.

On May 14, 2004 we received a NASDAQ Staff Determination indicating that we failed to satisfy the stockholder’s equity, earnings or market value of publicly held shares requirements for continued listing on the NASDAQ Small Cap Market under NASDAQ Marketplace Rule 4310(c)(2)(B), and that our common stock was therefore subject to de-listing from that Market unless the Company is able to comply with one of those requirements. We appealed the Staff’s Determination and requested that a NASDAQ Listing Qualifications Panel reverse that Determination, in accordance with NASDAQ rules. A hearing was held in June 18, 2004 and we presented evidence that, subject to shareholder approval (as required by NASDAQ rules) the Company would complete a private equity offering, and would maintain the required net worth, that would place us in compliance with the listing requirements for stockholder’s equity in excess of $2.5 million. On August 26, 2004 we received formal notice from the NASDAQ Listing Qualifications Panel that we have “evidenced requirements for continued listing on the NASDAQ Small Cap Market.”

COMPARISON OF 2004 AND 2003

Net Sales

Net sales were approximately $17,462,000 for the twelve months ended December 31, 2004, an increase of approximately $3,275,000, or 23% versus 2003. The increase in sales is directly related to “RF” wireless telecommunications sales that increased approximately $4,000,000 for the twelve months of 2004 while the Company’s digital business decreased approximately $800,000 for the year.

Sales within our RF product line were approximately $9,100,000 during 2004, an increase of 80%, or approximately $4,000,000, above 2003. Sales within the RF product line are attributable to five main customers, which represented approximately 90% of sales in this product line in 2004. Within the RF product line, the Company has one customer that represents approximately 28% of its revenues for 2004 and 12% of its revenues for 2003. This customer represents approximately 38% and 40% of accounts receivable at December 31, 2004 and 2003, respectively.

In 2003, the Company had one other customer that represented approximately 28% of its revenues. Sales to this customer were not considered significant in 2004.

Sales within our digital product line were approximately $8,400,000 during 2004, a decrease of 9%, or approximately $800,000 below 2003. Sales within the digital product line are attributable to five key customers, which represented approximately 58% of yearly sales in this product line in 2004.

Gross Profit (Loss) and Cost of Goods Sold

Our gross profit for the twelve months of 2004 was approximately $3,209,000, or 18%, compared to a gross loss of approximately $1,763,000, or 12% for 2003. The shift in mix from RF to digital improved our gross profit during the last half of the year, as RF typically has lower margins when compared to digital product. In addition, exiting the manufacturing business also had a positive impact on margins.

Operating Expenses

General and administrative expenses were approximately $2,394,000 or 14% of net sales for 2004 compared to approximately $2,394,000 or 17% of net sales for 2003. Expenses related to our agreement with ASC and Am-Wave, LLC were approximately $602,000 during 2004, and were $0 in 2003. These costs related to expenses on the building and equipment, including maintenance of equipment owned by ASC and Am-Wave LLC, which we agreed to incur to secure exclusivity in the production process by M-Wave. As a result to the amendment to the SOA agreement on December 31, 2004, we will continue to experience these costs throughout the remainder of the SOA.

General and administrative expenses consist primarily of salaries and benefits, professional services, depreciation of office, equipment and computer systems and occupancy expenses. Payroll related expenses decreased approximately $149,000. Included in this figure is a one-time expense of approximately $106,000 related to a separation agreement between us and our former CFO. Professional services, which include legal, auditing, and consulting fees, decreased approximately $57,000. Included in this figure is a reduction of our legal expense by approximately $247,000, and a one-time consulting expense of approximately $61,000 related to CSI’s negotiation of a new bank financing agreement. Depreciation expense decreased approximately $27,000 in 2004 versus 2003.

Selling and marketing expenses were approximately $1,341,000 or 8% of net sales in 2004 compared to approximately $1,345,000 or 9% of net sales for 2003. Selling and marketing expenses include the cost of salaries, advertising and promotion of our products, and commissions paid to independent sales organizations. In comparison to 2003, commissions paid to independent sales organizations increased approximately $11,000 due to increased sales. Payroll-related expenses decreased approximately $115,000 with the reduction of regional sales managers in the third quarter of 2004. Travel expenses decreased approximately $22,000 for 2004 versus 2003.

We also recorded an impairment loss of approximately $591,000 for in 2004. The charge was recorded to adjust the carrying value of the investment in Am-Wave, LLC to its estimated net realizable value. On December 31, 2004, the amendment to the SOA dissolved the LLC, and the investment is no longer carried on our books at year end. During 2003, we recorded impairment losses on real estate and equipment of approximately $7,452,000.

We recorded stock compensation expense for 2004 of approximately $228,000 related to options issued to both CSI and Gordhan Patel. We recorded no stock compensation expense in 2003.

Operating Loss

Operating loss was approximately $1,345,000 for 2004 compared to an operating loss of approximately $12,954,000 for 2003. The changes in operating loss reflect primarily the changes in gross profit, impairment losses, stock compensation, and other operating expenses as discussed above, which can be summarized as follows:

Increase in gross margin	4,972,000
Decrease in impairment losses	6,861,000
Increase in stock compensation	(228,000)
Decrease in other operating expenses	4,000

Decrease in operating loss	$11,609,000

Interest Income

Interest income from short-term investments was approximately $47,000 in 2004 compared to approximately $164,000 for 2003.

Interest Expense

We recorded interest expense of approximately $163,000 for 2004 related to our financing agreement with Silicon Valley Bank. Interest expense, primarily related to the subsequently retired Industrial Revenue Bond involving Bank One, N.A. was approximately $176,000 for 2003.

Other Income

Other income of approximately $1,238,000 for 2004 primarily relates to forgiveness of trade debt as we entered into settlement agreements with certain vendors. We recorded approximately $265,000 of trade debt forgiveness for 2003.

Income Taxes

In 2004, we recorded an income tax provision of approximately $113,000, caused by an adjustment to Net Operating Loss on our 2001 tax return. We recorded a tax benefit of approximately $619,000 during 2003.

Liquidity and Capital Resources

Net cash used by operations was approximately $2,650,000 for 2004 compared to approximately $1,315,000 provided by operations for 2003.

Accounts receivable decreased approximately $310,000 due to reduced sales in the fourth quarter. Inventories increased approximately $329,000. Accounts payable decreased approximately $2,189,000 due to payments to vendors.

Net cash provided by investing activities was approximately $2,480,000 for 2004, compared to approximately $19,000 used by investing activities for 2003. Proceeds from the sale of assets to ASC contributed approximately $2,739,000 in 2004. We also increased our investment in Am-Wave, LLC by approximately $128,000 during the year. Capital expenditures were approximately $130,000 in 2004 compared to approximately $54,000 in 2003. Included in 2004 expenses was the purchase of a new software package, Great Plains that was developed as a distribution package. The software was fully implemented in early 2005 with annual maintenance fees expensed on an ongoing basis. As part of the amended SOA, we received equipment valued at approximately $120,000.

Net cash provided by financing activities was approximately $1,241,000 for 2004, compared to approximately $2,561,000 used by financing activities for 2003. Proceeds from the Mercator transaction provided approximately $2,425,000, and our current revolving line of credit was approximately $1,262,000 as of December 31, 2004. Funds from the sale of assets to ASC were used to pay off long term debt of approximately $2,457,000, resulting in no long term debt outstanding on December 31, 2004.

       On April 11 2005, the Company completed a new lending facility with Silicon Valley Bank which provided a total credit limit expansion from $4.5 million to $6.0 million. This new facility will finance the DBS operations through a factoring facility for an initial period of up to 90 days, while continue to provide funds for the EMG division under the asset based line of credit. Receivables under the factoring agreement will be factored at 80% availability while we will continue to have 85% availability on receivables under the ABL. After 90 days, the Bank will review the performance of the newly acquired division, and we expect to be able to transition these receivables from factoring to our traditional asset based line of credit which will minimize our borrowing costs and provide added flexibility. Other provisions of the ABL provide borrowing capabilities on inventories of both divisions of 50% of their net value, with a limit of $1,000,000, which is $250,000 above our current borrowing capacity on inventories. Another added benefit of the new facility is the ability to issue up to $1,000,000 in letters of credit to Asian suppliers. We expect this feature will provide additional flexibility in finding Asian vendors for new products as well as developing tertiary suppliers of existing products. The combined borrowing from letters of credit, inventory, factoring, and receivables under the ABL cannot exceed $6 million. The effective rate of interest under this agreement, including fees, is approximately 8%. It is anticipated that this credit facility will provide us with sufficient excess availability throughout the next fiscal year.

Currently the Company is committed to growing the business, but if the Company is unable to secure adequate financing, the Company may be forced to modify its strategic growth plan.

Based upon the current level of operations and anticipated growth, equity and debt financing received during the past year, and the expansion of our credit facility subsequent to the acquisition of Jayco Ventures Inc., we believe that future cash flows from operations will be adequate to meet our anticipated liquidity requirements through the next fiscal year.

Inflation

We believe inflation has not had a material effect on our operation or on its financial position. However, expected supplier price increases that average approximately 8% may have a material effect on the Company’s operations and financial position in 2005, if we are unable to pass through those increases under our present contracts.

Foreign Currency Transactions

All of our foreign transactions are negotiated, invoiced and paid in United States dollars.

Risk Factors Affecting Business and Results of Operations

This report, as well as our other reports filed with the SEC, our press releases, and other communications contain forward-looking statements made pursuant to the safe harbor provisions of the Securities Litigation Reform Act of 1995. Forward-looking statements include all statements regarding our expected financial position, results of operations, cash flows, dividends, financing plans, strategy, budgets, capital and other expenditures, competitive positions, growth opportunities, benefits from new technology, plans and objectives of management, and markets for stock. These forward-looking statements are based largely on our expectations and, like any other business, are subject to a number of risks and uncertainties, many of which are beyond our control. The risks include those stated in the section entitled “Risk Factors” in Item 1 of our Annual Report on Form 10-KSB and the other documents we have filed with the Securities and Exchange Commission. In light of these risks and uncertainties, there can be no assurance that the forward-looking information contained in this report will in fact prove accurate, and our actual results may differ materially from the forward-looking statements.

COMPARISON OF 2003 AND 2002

Net Sales

Net sales for 2003 decreased 37% to $14.2 million from $22.5 million in 2002. The decrease in net sales is related to a drop in demand in the high-frequency applications offset partially by increased demand in industrial electronic applications. Net sales in 2002 also included two non-recurring events that boosted net sales by $3,600,000. These events were the result of (1) a cancellation charge of approximately $2.5 million paid by Lucent related to the discontinuation of several products and (2) a one-time shipment of inventory for approximately $1.0 million that the Company was holding for Westell. Had these events not occurred the net sales for 2002 would have been approximately $18,868,000.

The Company’s three largest customers: Westell, Celestica and Remec, accounted for 48% of the Company’s net sales in 2003 compared to 62% in 2002. Net sales to Westell decreased $2,605,000 to $3,951,000 in 2003. Celestica decreased $5,656,000 to $1,746,000 in 2003. Net sales to Remec increased by $1,138,000 to $1,141,000 in 2003.

Gross Profit (Loss) and Cost of Goods Sold

The Company’s gross loss for 2003 was $1,763,000 compared to a gross loss of $2,326,000 for 2002. 2002 included two non-recurring events that boosted revenue by $3,600,000 and gross margin by $2,500,000. These events were a result of the end of life of several products we produced for Lucent and shipment of inventory we were holding for Westell. Had these events not occurred, the gross loss for 2002 would have been approximately $4,826,000. The gross loss for 2003 is a result of underutilization of the manufacturing facility in West Chicago, Illinois for the first nine months of 2003. In September 2003 the Company exited direct manufacturing entering into an operating consulting agreement with ASC that transferred to it oversight for manufacturing as a precursor to the Strategic Operating Alliance agreement (see Subsequent Events) signed February 3, 2004. This resulted in a positive gross profit of approximating $250,000 in the fourth quarter of 2003.

        The Company has a total reserve for inventory obsolescence of $435,000 at December 31, 2003 and $874,000 at December 31, 2002. Substantially all of the reserve for inventory obsolescence is related to specific inventory. The inventory obsolescence reserve requires the use of estimates. The Company believes the techniques and assumptions used in establishing the reserve is appropriate. See Financial Statement Schedules on page 31.

Operating Expenses

General and administrative expenses were $2,394,000 or 16.9% of net sales in 2003, compared to $2,471,000 or 11.0% of net sales in 2002. General and administrative expenses consist primarily of salaries and benefits, professional services, depreciation of office equipment, computer systems and occupancy expenses. Legal fees were up $351,000 relating to the Strategic Operating Alliance, refinancing of the Industrial Revenue Bond and other corporate matters. The Company expensed $289,000 in 2002 of initial costs related to the Industrial Revenue Bond.

Selling and marketing expenses were $1,345,000 or 9.5% of net sales in 2003, compared to $1,528,000 or 6.8% of net sales in 2002. Selling and marketing expenses include the cost of salaries, advertising and promoting the Company’s products and the commissions paid to independent sales organizations. Payroll related expenses were down $94,000 with the elimination of two regional sales managers and support staff. Commissions paid to independent sales organizations were up $34,000.

The Company recorded impairment of building, plant and equipment charges in 2003 of $7,452,000. The charge was recorded to comply with FASB statement No. 144, which requires the Company to (a) recognize an impairment loss when the carrying amount of a long-lived asset is not recoverable from its undiscounted cash flows and (b) measure the impairment losses as the difference between the carrying amount and the fair value of the asset. On September 30, 2003, the fair value of the West Chicago, Illinois property was estimated at approximately $2,000,000 and the machinery and equipment at $1,929,000. This resulted in a write-down of the assets of $7,452,000, during 2003.

Restructuring expenses were $1,752,000 or 7.8% of net sales in 2002. Restructuring expenses include costs associated with the closing, cleanup and the future disposition of the Bensenville facilities.

Operating Loss

Operating loss was $12,954,000 or 91.3% of net sales in 2003, compared to an operating loss of $8,077,000 or 36.0% of net sales in 2002. The change in operating income can be summarized as follows:

Decrease in net sales	$857,000
Decrease in gross margin	(294,000)
Impairment of building and equipment	(7,452,000)
Restructuring expense	1,752,000
Decrease in operating expenses	259,000

Decrease in operating income	$(4,878,000)

Interest Income

Interest income from short-term investments was $164,000 in 2003 compared to $195,000 in 2002.

Interest Expense

Interest expense, primarily related to new borrowings for the West Chicago facility, was $176,000 in 2003 compared to $334,000 in 2002.

Gain on disposal of fixed assets

The Company recorded a gain of $34,000 in 2003 relating to the sale of certain assets in the Bensenville facility. The Company recorded a loss of $96,000 in 2002 relating to the certain sale of assets in the Bensenville facility.

Income Taxes

The Company had an effective tax credit of 4.4% in 2003 compared to an effective tax credit of 39.5% in 2002. The Company’s tax credit is limited to expected tax refunds approximating $823,000 for 2003.

RESULTS FOR THE THREE MONTHS ENDED JUNE 30, 2005 COMPARED TO THE THREE MONTHS ENDED JUNE 30, 2004

Net Sales

Net sales were approximately $6,633,000 for the quarter ended June 30, 2005, an increase of approximately $1,041,000 or 18.6% above the quarter ended June 30, 2004. M-Wave EMG net sales were approximately $5,801,000, an increase of approximately $210,000 or 3.8% versus the second quarter of 2004. M-Wave DBS net sales were approximately $831,000 in the second quarter of 2005 which is the first full quarter of sales for our new DBS division that was formed upon our acquisition of JVI on February 25, 2005.

Within our EMG segment, the radio frequency “RF” product line sales were approximately $3,806,000 during the second quarter of 2005 versus $3,158,000 for the second quarter of 2004, an increase of approximately $648,000, or 20.5%. Sales within our digital product line were approximately $1,996,000 during the second quarter of 2005 versus approximately $2,433,000 for the second quarter of 2004, a decrease of $437,000 or 18%.

As indicated above, 2005 sales in our RF product line continued to outpace 2004 sales, supported by the overall domestic growth for this product group and increased demand at virtually all of our major customers. The decrease in digital sales is primarily due to smaller customer accounts reducing their inventory below expectations.

Currently, the DBS segment does not have multiple product lines.

Gross Profit and Cost of Goods Sold

The Company’s gross profit for the second quarter of 2005 was approximately $1,275,000, or 19.2% of Net Sales, compared to a gross profit of approximately $857,000, or 15.3% of Net Sales, for the second quarter of 2004. Increase in gross profit for the second quarter was attributable to several factors. Higher sales within the EMG segment that have focused on higher margin accounts in both the Digital and RF product lines helped improved margins in the 2005 second quarter compared to last year.

Gross profit at our EMG and DBS divisions were approximately $1,193,000, or 20.6% and $82,000, or 9.9% respectively, for the second quarter of 2005 compared to approximately $857,000, or 15.3% and $0 for the second quarter of 2004. DBS margins for the second quarter were lower due to sales of inventory at lower than usual prices. In addition, higher freight costs related to incoming inventory also impacted DBS margins in the second quarter. As we build the DBS business we anticipate improved revenue and margins in amounts that are anticipated to be comparable to the EMG division. We also expect improved freight costs as we begin to negotiate rates and consolidate incoming shipments on a corporate-wide basis.

Operating Expenses

General and administrative expenses were approximately $1,353,000 or 20.4% of net sales in the second quarter of 2005 compared to approximately $553,000 or 9.9% of net sales in the second quarter of 2004, an increase of approximately $800,000. General and administrative expenses for the EMG group was approximately $807,000 for the second quarter of 2005 compared to expenses of approximately $553,000 for the second quarter of 2004. General and administrative expenses for the DBS group were approximately $546,000 for the second quarter of 2005 compared to $0 in the second quarter of 2004.

General and administrative expenses consist primarily of salaries and benefits, professional services, depreciation of office, equipment and computer systems and occupancy expenses. In comparison to the second quarter of 2004, payroll related expenses increased approximately $319,000 due to increased headcount at our DBS division and payments of incentive compensation of approximately $147,000. Professional services, which include legal, auditing, and consulting fees, decreased approximately $33,000 in 2005 compared to prior year primarily due to the elimination of consulting fees paid to Credit Support International (CSI) in 2004. Costs related to being a public company, such as investor relations, corporate development, and Sarbanes-Oxley expenses, increased approximately $102,000 in the second quarter of 2005 compared to the second quarter of 2004. Costs related to the Strategic Operating Alliance (SOA) with American Standard Circuits (ASC) were approximately $218,000 in the second quarter of 2005, an increase of approximately $66,000 over the second quarter of 2004. Increases in bank fees, engineering product development, and travel expenses of approximately $24,000, $30,000, and $30,000, respectively, during the second quarter of 2005 versus those recorded during 2004 are a reflection of the inclusion of DBS expenses for 2005.

Selling and marketing expenses were approximately $430,000 or 6.5% of net sales in the second quarter of 2005, that is comparable to approximately $362,000 or 6.5% of net sales in the second quarter of 2004. Selling and marketing expenses for the EMG group was approximately $245,000 for the second quarter of 2005 compared to expenses of approximately $362,000 for the second quarter of 2004. Selling and marketing expenses for the DBS group were approximately $186,000 for the second quarter of 2005 compared to $0 in the second quarter of 2004. Selling and marketing expenses include the cost of salaries, advertising and promotion of the Company’s products, and commissions paid to independent sales organizations. In comparison to the second quarter of 2004, commissions paid to independent sales organizations decreased approximately $124,000, and payroll-related expenses increased approximately $155,000 due to the inclusion of DBS headcount.

The Company did not record an impairment loss in the second quarter of 2005. It recorded a loss of approximately $23,000 in the second quarter of 2004, to adjust the carrying value of its investment in AM-Wave, LLC to its estimated net realizable value.

The Company recorded no stock compensation expense in the second quarter of 2005. The Company recorded approximately $66,000 in stock compensation expense in the second quarter of 2004 related to consulting agreements with CSI and Gordhan Patel.

Operating Loss

Operating loss was approximately $508,000 in the second quarter of 2005 compared to an operating loss of approximately $148,000 in the second quarter of 2004, primarily due to the increased general and administrative expenses discussed above, partially offset by increases in gross profit and decreases in impairment charges and stock compensation.

Interest Income

Interest income from short-term investments was approximately $2,000 in the second quarter of 2005 compared to approximately $10,000 in the second quarter of 2004. Prior year quarter benefited from payment on a promissory note which was subsequently converted to an investment in equity securities at the end of 2004.

Interest Expense

Interest expense was approximately $174,000 in the second quarter of 2005 versus $61,000 interest expense the second quarter of 2004, with the increase primarily due to increased borrowings and discounts issued on new long-term debt. The Company recorded non-cash interest expense of approximately $86,000 in the second quarter of 2005 compared to $0 in the second quarter of 2004. These non-cash expenses are related to the amortization of approximately $12,000 on warrants to Silicon Valley Bank related to the financing agreement, and approximately $74,000 related to the issuance of long-term debt to entities related to M.A.G. Capital LLC.

Other Income

The Company did not record any other income in the second quarter of 2005. The Company recorded approximately $321,000 in income related to trade debt forgiveness in the second quarter of 2004.

Income Taxes

During the second quarter of 2005 the Company recorded no income tax expense. During the second quarter of 2004 the Company recorded income tax expense of approximately $113,000 due to an adjustment related to the Alternative Minimum Tax calculation.

RESULTS FOR THE SIX MONTHS ENDED JUNE 30, 2005 COMPARED TO THE SIX MONTHS ENDED JUNE 30, 2004

Net Sales

Net sales were approximately $11,589,000 for the six months ended June 30, 2005, an increase of approximately $2,081,000 or 21.9% above the first six months of 2004. M-Wave EMG net sales were approximately $10,523,000, an increase of approximately $1,015,000 or 10.7% versus the first six months of 2004. M-Wave DBS net sales were approximately $1,067,000 in the first six months of 2005 which reflect sales for our new DBS division that was formed upon our acquisition of JVI on February 25, 2005. To date, DBS sales have fallen short of expectations since the acquisition due to lack of inventory availability.

Within our EMG segment, the radio frequency “RF” product line sales were approximately $6,190,000 during the first six months of 2005 versus $5,125,000 for the first six months of 2004, an increase of approximately $1,065,000, or 20.8%. Sales within our digital product line were approximately $4,333,000 during the first six months of 2005 versus approximately $4,382,000 for the first six months of 2004, a decrease of $49,000 or 1.1%.

As indicated above, 2005 sales of our RF product line continued to outpace 2004 sales, supported by the overall domestic growth for this product group and increased demand at virtually all of our major customers. The decreased in digital sales is primarily due to smaller customer accounts reducing their inventory below expectations.

Currently, the DBS segment does not have multiple product lines.

Gross Profit and Cost of Goods Sold

The Company’s gross profit for the first six months of 2005 was approximately $2,342,000, or 20.2% of Net Sales, compared to a gross profit of approximately $1,891,000, or 19.9% of Net Sales, for the first six months of 2004. Increase in gross profit for the six months was attributable to several factors. Higher sales within the EMG segment that have focused on higher margin accounts in both the Digital and RF product lines helped improved margins in the 2005 period compared to last year.

Gross profit at our EMG and DBS divisions were approximately $2,201,000, or 20.9% and $141,000, or 13.9% respectively for the first six months of 2005 compared to approximately $1,891,000, or 19.9% and $0 for the first six months of 2004. DBS margins for the 2005 period were lower due to sales of inventory at lower than usual prices. In addition, higher freight costs related to incoming inventory also impacted DBS margins in the first six months of 2005. As we build the DBS business we anticipate improved revenue and margins in amounts that are anticipated to be comparable to the EMG division. We also expect improved freight costs as we begin to negotiate rates and consolidate incoming shipments on a corporate-wide basis

Operating Expenses

General and administrative expenses were approximately $2,434,000 or 21.0% of net sales in the first six months of 2005 compared to approximately $1,104,000 or 11.6% of net sales in the first six months of 2004, an increase of approximately $1,330,000. General and administrative expenses for the EMG group were approximately $1,761,000 for the first six months of 2005 compared to expenses of approximately $1,104,000 for the first six months of 2004. General and administrative expenses for the DBS group were approximately $673,000 for the first six months of 2005 compared to $0 in the first six months of 2004.

General and administrative expenses consist primarily of salaries and benefits, professional services, depreciation of office, equipment and computer systems and occupancy expenses. In comparison to the first six months of 2004, payroll related expenses increased $556,000 primarily related to payment of incentive compensation of approximately $147,000 and expenses related to increased staffing of approximately $225,000. Professional services, which include legal, auditing, and consulting fees, decreased approximately $72,000 in 2005 compared to prior year expenses. Costs related to being a public company, such as investor relations, corporate development, and Sarbanes-Oxley expenses, increased approximately $231,000 in the first six months of 2005 compared to the first six months of 2004. Costs related to the SOA were approximately $393,000 in the first six months of 2005, an increase of approximately $163,000 over the first six months of 2004. Other expenses increased approximately $346,000 during the first six months of 2005 primarily due to changes in estimates recorded in the prior year, engineering development, business insurance, depreciation and supplies expense.

Selling and marketing expenses were approximately $735,000 or 6.3% of net sales in the first six months of 2005 compared to approximately $641,000 or 6.7% of net sales in the first six months of 2004. Selling and marketing expenses for the EMG group was approximately $530,000 for the first six months of 2005 compared to expenses of approximately $641,000 for the first six months of 2004. Selling and marketing expenses for the DBS group were approximately $205,000 for the first six months of 2005 compared to $0 in the first six months of 2004. Selling and marketing expenses include the cost of salaries, advertising and promotion of the Company’s products, and commissions paid to independent sales organizations. In comparison to the first six months of 2004, commissions paid to independent sales organizations decreased approximately $195,000; payroll-related expenses increased approximately $241,000 due to increased headcount at our DBS division and approximately $33,000 in incentive compensation. Travel related expenses increased approximately $33,000 in the first six months of 2005 versus 2004.

The Company did not record an impairment loss in the first six months of 2005. It recorded a loss of approximately $159,000 in the first six months of 2004, to adjust the carrying value of its investment in AM-Wave, LLC to its estimated net realizable value.

The Company recorded no stock compensation expense in the first six months of 2005. The Company recorded approximately $148,000 in stock compensation expense in the first six months of 2004 related to consulting agreements with CSI and Gordhan Patel.

Operating Loss

Operating loss was approximately $826,000 in the first six months of 2005 compared to an operating loss of approximately $162,000 in the first six months of 2004, primarily due to the increased general and administrative expenses discussed above, partially offset by increases in gross profit and decreases in impairment charges and stock compensation.

Interest Income

Interest income from short-term investments was approximately $6,000 in the first six months of 2005 compared to approximately $41,000 in the first six months of 2004. Prior year benefited from payment on a promissory note which was subsequently converted to an investment in equity securities at the end of 2004.

Interest Expense

Interest expense was approximately $239,000 in the first six months of 2005, compared to $61,000 of interest expense recorded in the first six months of 2004, with the increase primarily due to increased borrowings and discounts issued on new long-term debt. The Company recorded non-cash interest expense of approximately $98,000 in the first six months of 2005 compared to $0 in the first six months of 2004. These expenses are related to the amortization of approximately $24,000 on warrants to Silicon Valley Bank related to the financing agreement, and approximately $74,000 related to the issuance of long-term debt to entities related to M.A.G. Capital LLC.

Other Income

The Company did not record any other income in the first six months of 2005. The Company recorded approximately $439,000 in income related to trade debt forgiveness in the first six months of 2004.

Income Taxes

During the first six months of 2005 the Company recorded no income tax expense. During the first six months of 2004 the Company recorded income tax expense of approximately $113,000 due to an adjustment related to the Alternative Minimum Tax calculation.

Liquidity and Capital Resources

Net cash used by operations was approximately $3,097,000 for the first six months of 2005 compared to approximately $1,893,000 used by operations for the first six months of 2004.

Accounts receivable increased approximately $767,000 due to increased sales subsequent to the JVI acquisition with the remaining increase related to receivables acquired in the JVI transaction. Inventories increased approximately $695,000 related to increased activity in both the EMG and DBS business groups. The remaining increase in inventories is attributable to the purchase accounting treatment of JVI. Prepaid expenses increased by approximately $783,000 primarily due to advanced payments to the DBS vendors. Consequently, the increase in accounts payable of approximately $64,000 is related to the corresponding increase in prepaid expenses.

Capital expenditures were approximately $117,000 in the first six months of 2005 compared to approximately $32,000 in the first six months of 2004. The current year expenses consisted primarily of purchases of computer equipment for the DBS division as well as purchases related to integrating the DBS division into the Company’s current ERP system.

Net cash used in investing activities was approximately $1,801,000 for the first six months of 2005 compared to cash provided of approximately $2,600,000 during the first six months of 2004. The prior year activity included approximately $2,633,000 in proceeds received from the sale of assets to ASC. Current year activity was primarily related to the acquisition of the JVI business in February 2005.

Net cash provided by financing activities increased by approximately $4,248,000 related to the issuance of long-term debt of $2,400,000 and increases in our credit facility of approximately $1,848,000 during the first six months of 2005. Net cash provided by financing activities was approximately $234,000 during the first six months of 2004 primarily related to repayments of debt with proceeds from sales of assets and the establishment of the credit facility with Silicon Valley Bank during the first six months of 2004.

Our ability to fund working capital and anticipated capital expenditures will depend on our future performance, which is subject to general economic conditions, financial conditions, our customers, actions of our domestic and international competitors, and other factors that are beyond our control. Our ability to fund operating activities is also dependent upon our ability to effectively manage our expenses in relation to revenues, and our ability to access external sources of financing.

On June 16, 2005, we issued $2,400,000 in aggregate principal amount of promissory notes, which restructured the $1,550,000 in aggregate principal amount of promissory notes dated February 23, 2005, in exchange for an investment of $850,000 (provided that the 434,783 warrants issued in connection with the February 23, 2005 promissory notes were not canceled and therefore remain outstanding). In connection with the issuance of notes, we issued 166,666 warrants to purchase our common stock. The issuances of notes and warrants were made to Mercator Momentum Fund, L.P., Mercator Momentum Fund III, L.P., Monarch Pointe Fund, Ltd. and M.A.G. Capital, LLC, all of which are related entities. We paid fees totaling $29,000 in connection with the financing.

In the second quarter of 2005 we learned more about the liquidity requirements of the DBS division which was acquired in February 2005. Current terms with DBS suppliers require us to effectively prepay for all inventory purchases by the time product is received. At the time of acquisition, the DBS division had little saleable inventory, requiring us to purchase a substantial amount of inventory on a prepaid basis, amounts which are in excess of our current capital resources.

Based upon the current level of operations and anticipated growth, our current cash, the $6.0 million secured, asset-based credit line with Silicon Valley Bank, and proceeds from a potential sale of the Bensenville facility, we believe that we will require additional equity or debt financing to meet our anticipated liquidity requirements over the next 12 months. Based on current projections, we believe we would need to obtain an additional $1 million - $2 million to meet these liquidity requirements. As of June 30, 2005, total availability under the line of credit was approximately $3.1 million, of which we had borrowed nearly all $3.1 million, leaving us with virtually no remaining availability at this time. As of June 30, 2005, we are in compliance with all bank covenants. We are pursuing all available alternatives to secure the necessary financing. There can be no assurances that additional equity or debt financing will be available to us, or if available, that such financing will be available on acceptable terms. There can be no assurances that we will remain in compliance with all bank covenants. If we are unable to obtain such financing, we would be required to modify our strategic growth plans and scale back operations, beginning in the latter part of the 2005 third quarter, to reduce labor, travel and sales expenses, and to reduce inventory purchases, which actions would likely result in reduced revenue, particularly in our M-Wave DBS business.

Inflation

Management believes inflation has not had a material effect on the Company’s operations or on its financial position. However, expected supplier price increases that average approximately 3-5% may have a material effect on the Company’s operations and financial position in the remainder of 2005, if the Company is unable to pass through those increases under its present contracts.

Foreign Currency Transactions

All of the Company’s foreign transactions are negotiated, invoiced and paid in United States dollars.

USE OF PROCEEDS

This prospectus relates to shares of our common stock that may be offered and sold from time to time by selling stockholders. We will receive no proceeds from the sale of shares of common stock in this offering. However, if all of the warrants are exercised in full, we would receive $1,943,100 in proceeds. Any proceeds received upon the exercise of such warrants will be used for general working capital purposes consistent with our business strategy, including potential acquisitions.

BUSINESS

Current Events

On February 25, 2005, through our wholly owned subsidiary, M-Wave DBS, Inc., we purchased substantially all of the assets of Jayco Ventures Inc. (JVI), for approximately $1,360,000.

We financed the acquisition of JVI with a portion of $1,550,000 in proceeds from the issuance on February 23, 2005 of $1,550,000 aggregate principal amount of promissory notes and warrants to purchase as aggregate of 434,783 shares of common stock. The issuances were made to Mercator Momentum Fund, L.P., Monarch Pointe, Ltd., and M.A.G. Capital, LLC (formerly Mercator Advisory Group, LLC), all of which are related entities. We paid fees totaling $35,000 to M.A.G. Capital, LLC in connection with the financing. The warrants have a term of three years with an exercise price of $1.15 per share.

The promissory notes accrue interest at 10% per annum and have a term of 18 months, provided that the notes are subordinate in right of payment to the debt payable to our lender Silicon Valley Bank. Upon sale of our real property at 215 Park Street, Bensenville, Illinois, we are required to prepay an aggregate of $325,000 under the promissory notes, subject to the approval of Silicon Valley Bank.

To provide working capital to support the acquisition of JVI, we amended our credit agreement withour primary lender, Silicon Valley Bank. This agreement with Silicon Valley Bank allows us to finance additional accounts receivable, and improves our advance rates on inventory funding, thereby increasing our borrowing capacity by $1.5 million compared to the prior credit agreement, increasing the total credit limit to $6 million. This revolving credit facility of $6 million is advanced at a rate of 85% of eligible receivables, with a sub-limit on inventory of $1 million loaned at a 50% rate. As of June 30, total availability under the line of credit was $3.1 million, of which we had borrowed nearly all $3.1 million, leaving us with virtually no remaining availability at this time.

On June 16, 2005, we issued $2,400,000 in aggregate principal amount of promissory notes, which restructured the $1,550,000 in aggregate principal amount of promissory notes dated February 23, 2005, in exchange for an investment of $850,000 (provided that the 434,783 warrants issued in connection with the February 23, 2005 promissory notes were not canceled and therefore remain outstanding). In connection with the issuance of notes, we issued 166,666 warrants to purchase our common stock. The issuances of notes and warrants were made to Mercator Momentum Fund, L.P., Mercator Momentum Fund III, L.P., Monarch Pointe Fund, Ltd. and M.A.G. Capital, LLC, all of which are related entities. We paid fees totaling $29,000 in connection with the financing.

The promissory notes accrue interest at 10% per annum and become due on August 23, 2007; provided that the notes are subordinate in right of payment to the debt payable to our lender Silicon Valley Bank. Upon sale of our real property at 215 Park Street, Bensenville, Illinois, and subject to the approval of Silicon Valley Bank, we are required to prepay an aggregate of $325,000 under the promissory notes, but this payment must be approved by Silicon Valley Bank, under terms of its lending agreement with the Company. Voluntary prepayments are subject to a 1% premium payment. We are required to pay annual extension fees equal to 1% of the outstanding principal balance under the notes on June 1, 2006 and June 1, 2007.

       The warrants have a term of three years and an exercise price of $1.02 per share. We granted registration rights to the holders of the warrants to register 601,450 shares, consisting of the shares issuable pursuant to warrants issued in the February 2005 and June 2005 financings, which rights are exercisable on or after February 1, 2006.

On August 19, 2005, we entered into a Settlement Agreement with our non-executive directors, Carl R. Klein, James A. Skelton, Gary Castagna and Greg Meyer; our executive directors, Joseph A. Turek and Gerald M. (“Jim”) Mayer; and our outside counsel Freeborn & Peters, LLP, to settle a dispute among such parties, although no litigation had been filed with respect to the dispute. Pursuant to the Settlement Agreement, the parties agreed to the following:

●
Mr. Mayer agreed to a reassignment from his position as Chief Executive Officer to a new position as Vice President and Chief Business Development Officer, and Mr. Mayer resigned as a Director. Mr. Mayer agreed to reduce his salary to $203,150 in an effort to help reduce our expenses; to return $3,000, which was the amount that we paid him in excess of the $80,000 bonus for 2004 authorized by the Board of Directors; to cancel options for 400,000 shares of our common stock; and to use the after-tax proceeds of the $80,000 bonus to exercise options that he holds for our common stock at $0.67 per share. We agreed to issue Mr. Mayer new options to purchase 150,000 shares of our common stock.

●
Mr. Turek agreed to a reassignment from his current position as President and Chief Operating Officer to a new position as President and Chief Executive Officer. Mr. Turek also agreed to reduce his salary to $182,750 in an effort to help reduce our expenses.

●	Mr. Skelton agreed to resign as a Director.

●
Mr. Klein agreed to resign as a Director, following the completion of the filing of the amendment to the registration statement of which this prospectus forms a part, and the filing of a current report on form 8-K to report the Settlement Agreement.. The parties agreed that Mr. Turek would become Chairman upon Mr. Klein’s resignation.

●	The Board of Directors agreed to convene meetings at least once a month through year-end 2005, and Mr. Turek, as CEO, agreed to provide certain information to each meeting.

●	The Directors that did not resign (Gary Castagna, Greg Meyer, and Messrs. Klein and Turek) agreed that we will attempt to find and nominate individuals to fill the two vacated positions.

●
We agreed to continue to use Freeborn & Peters LLP as our counsel, subject to Freeborn & Peters’ continued agreement which may be withdrawn at any time, for so long as either of Messrs. Meyer or Castagna remain as Directors.

●
We agreed to retain JAS Financial Services, LLC as a financial advisor to the Board of Directors through December 31, 2005, on terms and conditions to be contained in a financial advisory agreement to be negotiated. Mr. Skelton is a principal of JAS Financial Services, LLC.

●
We agreed to retain Mr. Klein as counsel to our independent directors, subject to Mr. Klein’s continued agreement which may be withdrawn at any time, from the date of his resignation as a Director through the first to occur of (a) the resignations of both Messrs. Meyer and Castagna from our Board of Directors or (b) December 31, 2005. During this time, we will pay Mr. Klein $10,000 per month.

●
We agreed to pay the remaining reasonable legal fees of the parties to the settlement agreement arising out of the dispute, subject to cash availability; provided that such reimbursement of the legal fees incurred by the executive directors shall not exceed $75,000 and the reimbursement of the remaining legal fees incurred by the non-executive directors shall not exceed $35,000.

●	We agreed to purchase a two-year “tail” on our directors’ and officers’ liability insurance policy, subject to cash availability.

●	The parties to the settlement agreement provided each other with mutual releases.

On September 8, 2005, we entered into a financial advisory services agreement with JAS Financial Services, LLC, as contemplated by the settlement agreement.  Pursuant to the agreement, JAS will assist our board of directors in the development of strategic alternatives to maximize our shareholder value; in the evaluation, identification and execution of sale, merger or financing transaction strategies; and in the valuation, structuring and negotiation of transactions and related financings.  For such services, we will pay JAS a total of $92,500 through December 31, 2005, issue a five-year warrant for 50,000 shares of our common stock; and provide success fees for transactions that are either closed or that are approved by our board of directors but do not close.

The Company

We provide supply chain services and source printed circuit boards, custom electronic components and direct broadcasting satellite parts domestically and from Asia through two divisions. Our Electro-Mechanical Group division (EMG) sources high-performance printed circuit boards and custom and engineered electronic components from original equipment manufacturers and contract manufacturers in Asia and the US. The products are used in a wide range of telecommunications and industrial electronics products. EMG also offers domestic and international supply chain services for its middle market customers.

Our M-Wave DBS division is a virtual manufacturer and international supplier of parts to customers in the Digital Broadcasting Satellite industry, including contractors and distributors of DIRECTV®, DISH NETWORK®, SKY®, STAR CHOICE®, and other global satellite providers. M-Wave DBS products include a growing number of proprietary product lines including the TrunkLine Millenium® commercial SMATV head end gear, JVI L-Band passive splitters and multi-switches, Treadclip plastic fasteners, Signaloc® meters used in DBS installations, and the Kompressor® universal RF connector line. We entered into this business on February 25, 2005, when we acquired substantially all of the assets of Jayco Ventures Inc.

Our business model is referred to as Virtual Manufacturing. Through Virtual Manufacturing, our EMG division contractually supplies a wide range of printed circuit board needs of our customers, creating a “pipeline” between those customers and production that covers early prototypes and pilot production, directly into mass production, offering one seamless source. We deliver products when our customers need them through consignment inventory control, demand pull, just in time stocking, in plant storehouses, supplier or vendor managed inventory and other supply-chain programs.

We began Virtual Manufacturing during 2000 by developing subcontracting relationships with predominately Asian global manufacturers, from our base in Singapore. In 2004, we entered into a relationship with American Standard Circuits (ASC), which extends this approach domestically to replace our former direct manufacturing activities. In virtual manufacturing, we assume many of the pre and post-production services of a manufacturer, while outsourcing the physical processes either adjunct to our personnel or in relatively close proximity to assure the highest -quality fulfillment.

        Our manufacturing partners maintain most certificates for quality, environmental and safety, including ISO, QS, UL, CE and others. We and our manufacturing partners have a reputation for timely fulfillment of orders that are competitively priced and shipped from modern plants operating with the highest standards of worker and environmental safety both within and outside of the United States.

We market our products through regional sales managers supported by independent sales organizations. The base of approximately 100 customers for our EMG division represents a highly sophisticated group of purchasers.

In the fourth quarter of 2004, EMG started to solicit new orders and extend our product lines to include custom or engineered electronic products sourced from Asia on behalf of existing accounts. These products are sourced and imported on a pan-Asian basis and cover a broad range of components that include LED’s, wire bonding services, harnesses, extruded housing products, and other customer specific products. This effort has been geared toward diversifying and increasing our overall margins. Initially, we solicited existing customers, but we also intend to solicit new accounts.

Our website is located at www.mwav.com.

Industry and Market

There is a concentrated and significant market for “radio frequency”, or RF-related printed circuit boards and bonded assemblies associated primarily with wireless communications. In addition, there is a very large and varied market for lower to high technology digital circuit boards. The technology ranges between dual-sided circuit boards associated with applications like signaling or lighting devices to 20-plus layer boards with complex circuitry requirements associated with medical or military applications.

Within both customer types there has been an “outsourcing” trend whereby many end users have reduced their internal assembly of printed circuit boards and bonded assemblies and moved to buying these products from “contract manufacturing” shops. But within outsourcing, the domestic U.S. market has evolved to associate itself with pre-production short runs, prototypes, and niches while mass production has largely migrated to Asia. The total domestic market for printed circuit boards has shrunk dramatically since 1999, and is now about $2 billion according to our estimates.

As described above, we started offering custom and engineered electronic products near the end of 2004. The global sourcing of other custom and engineered products allied with printed circuit boards is a growing niche as many small and middle market contract manufacturers or original equipment manufacturers seek alternative sourcing to U.S. production only.

Since the inception of Direct Broadcasting Satellite industry (“DBS”) in 1991, JVI provided a wide range of mid-priced products to the rapidly growing home and commercial installation industry, and responded to the constant technological demands by “virtually” manufacturing proprietary connective, signal splitting and attenuation parts domestically or in Asia, including TrunkLine MilleniumTM and JVI’s branded products. The company’s management has, for over 10 years, been directly involved in developing the industry standards from residential to commercial SMATV (Head end), MDU and L-Band installations. JVI products meet or exceed the specifications required by DIRECTV®, DISH NETWORK®, SKY®, STAR CHOICE®, and many other global satellite providers.

Customers and Marketing

Our EMG customers are highly varied and include both contract manufacturers (CM’s) and original equipment manufacturers (OEM’s) of specific products, both within the telecom sector and in a wide range of other diverse industries including electronic warning devices, irrigation equipment and automotive consumer components. We market our products through regional sales managers supported by 20 independent sales organizations. We currently service approximately 100 customers.

The sale of microwave printed circuit boards is technical in nature. We work with customer personnel who are frequently experts in microwave design and theory with added expertise in fabrication and design techniques for printed circuit boards. Typically, microwave system manufacturers provide us with fabrication details and guidelines. We have the products fabricated to customer specifications.

We have adopted a program of early supplier involvement as part of its sales strategy. We have the opportunity to design-in our manufacturing processes as a means of reducing the cost of microwave systems. The emphasis upon a partnership underlies our relationship with our customers.

In 2004, EMG sales within our RF product line was attributable to five main customers, which represented approximately 90% of sales in this product line in 2004. Sales within our digital product line are attributable to five key customers, which represented approximately 58% of yearly sales in this product line in 2004. The loss of, or a substantial reduction in or change in the mix of orders would have a material adverse effect on our results of operations and financial condition. We continue to vigorously pursue a strategy of being a source to a broader base of customers and intend to seek to be one of a few key suppliers rather than the sole supplier.

M-Wave DBS serves the home service providers for DIRECTV such as Ironwood Communications which represents approximately 20% of 2005 forecasted sales for M-Wave DBS, Mastec/Advanced Technologies at 16% of 2005 forecasted sales, and Direct Tech at 10% of 2005 forecasted sales. National distributors such as DSI Systems are forecasted at about 4% of 2005 sales and commercial installations such as Muzak about 3% of 2005 sales.

Products and Production through Virtual Manufacturing

Our EMG division exited direct domestic manufacturing by using operating and strategic partnerships with ASC and Asian printed circuit board manufacturers. ASC and our Asian partners manufacture to our specifications and under our review from management based in Illinois and Singapore.

On February 3, 2004 we entered into a Strategic Operating Alliance (SOA) agreement with ASC. Under the SOA agreement, within our West Chicago facility, we transitioned our production from our EMG division to ASC. The result of the SOA agreement is that both production and domestic sales are now carried out within the same facility with joint tenants M-Wave creating sales and ASC. providing the production. As part of the agreement, we formed Am-Wave, LLC with ASC, through which we retained an equity interest in the equipment of 20%. The SOA agreement is the basis for Virtual Manufacturing described below.

On December 31, 2004, we amended the SOA agreement. Terms of the amendment provided us approximately $340,000 in purchase credits to be amortized over the remaining life of the SOA, and approximately $50,000 in cash which was received in February 2005. We also transferred our equity interest in Am-Wave, LLC to ASC, and AM-Wave, LLC was dissolved. In addition, the parties exchanged a piece of equipment and we also provided ASC with raw materials to be used in the manufacturing process that we no longer required. As amended, the SOA remains in effect through August 31, 2006.

As a result of the execution of the SOA agreement, we transferred most of the risks of manufacturing including raw material acquisition, process controls, scrap, quality control, warranty expenses, human resources productivity, working asset absorption and plant failure to ASC. This allows EMG to move with greater flexibility as a marketing and service firm. Through EMG, we gear ourself to market conditions to gain sales for which the production might otherwise have been deemed imprudent and we outsource the production using the Virtual Manufacturing (“VM”) approach. We believe the SOA will offset some of the risks associated with both decline of domestic markets and prices. Internationally, we are positioned to derive sales increasingly from Asian VM activities, assisting U.S. companies in identifying and entering into offshore mass production activities. We may not be successful under our new business model as we compete increasingly with brokers, distributors, and some manufacturers who adopt similar strategies.

Similar to EMG, M-Wave DBS is a virtual manufacturer and global supplier of parts to customers in the Digital Broadcasting Satellite industry. M-Wave DBS products include a growing number of proprietary product lines including the TrunkLine Millenium® commercial SMATV head end gear, JVI L-Band passive splitters and multi-switches, Treadclip plastic fasteners, Signaloc® meters used in DBS installations, and the Kompressor® universal RF connector line.

The Virtual Manufacturing of our products is performed by unaffiliated manufacturers. Many of these suppliers are ISO 9000 certified. We believe that we maintain good business relationships with our unaffiliated manufacturers.

Our purchase orders are executed in United States dollars in order to maintain continuity in our pricing structure and to limit exposure to currency fluctuations.

Quality assurance is particularly important to our strategy and our product shipments are required to satisfy quality control tests established by our internal product design and engineering department. We typically perform quality control inspections prior to shipment of products to our customers. We warrant most products to our customers with a money-back guarantee. We also pass back the costs of the products to our suppliers and share in the cost of components with them.

Competition

The market for our services is highly competitive. We compete for customers primarily on the basis of quality and on -time delivery of products and our technical support. We face substantial competition from many companies, including many that have greater financial and other resources, broader product lines, greater customer service capabilities and larger and more established customer bases. In our EMG business, alternative methods of manufacturing microwave-related boards exist, including ceramic and thick-film technologies. Also, new materials are being introduced that are not Teflon™-based and are easier to manufacture. These materials fit within existing manufacturing capabilities of other board shops.

Direct competitors in the DBS market include Pro Brand International, Applied Telecom and Blonder Tongue. Competition is largely based on price and availability of products. M-Wave DBS also distinguishes itself from competitors with its proprietary products and commitment to value-added services such as training and certification, technical support, supply chain services, and application assistance.

Increased competition could cause us to lose market share and/or accelerate the decline in the prices of our services. These factors could have a material adverse effect on our results of operations and financial condition.

Dependence on Domestic and Overseas Manufactures

We are dependent upon unaffiliated domestic and foreign companies for the manufacture of products as part of our Virtual Manufacturing process. Our arrangements with manufacturers are subject to the risks of doing business, such as import duties, trade restrictions, production delays due to unavailability of parts or components, transportation delays, work stoppages, foreign currency fluctuations, political instability and other factors, such as satisfaction of our delinquent liabilities with certain overseas vendors, which could have an adverse effect on our business, financial condition and results of operations. We believe that the loss of any one or more of our suppliers would not have a long -term material adverse effect on our business, financial condition and results of operations because other manufacturers would be able to increase production to fulfill our requirements. However, the loss of certain suppliers~~,~~ could adversely affect our business in the short term, until alternative supply arrangements were secured.

Environmental Regulations

The industry in which we operate is subject to environmental laws and regulations concerning, among other things, emissions into the air, discharges into waterways, the generation, handling and disposal of waste materials and certain record-keeping requirements. Our former manufacturing operations periodically generated and handled materials that are considered hazardous waste under applicable law and contracted for the off-site disposal of these materials. During the ordinary course of our former manufacturing operations, we received citations or notices from regulatory authorities that such operations may not be in compliance with applicable environmental regulations. Upon such receipt, we worked with authorities to resolve the issues raised by such citations or notices. Our past expenditures relating to environmental compliance have not had a material effect on our financial position or results of operations. We believe that the overall impact of compliance with regulations and legislation protecting the environment will not have a material effect on our future financial position or results of operations, particularly since we no longer manufacture products, although we can provide no assurance that any environmental laws and regulations will not have such a material effect.

Patents

Due to rapidly changing technology, we believe our success depends in part upon the engineering, marketing, manufacturing and support skills of its personnel, rather than upon patent protection. We developed the Flexlink™ process, the bonding of materials with dissimilar coefficients of thermal expansion, and the fusion bonding of Teflon-based laminate for multi-layer circuit fabrication. We developed an enhanced version called Flexlink II™ in 1995. We received patent grants for Flexlink ™ and Flexlink II™ in 1993, 1994, and 1995. We currently use Flexlink II™ in our bonding process associated with RF applications.

We were granted three patents in 1998. Two patents were granted for a printed circuit board process using plasma spraying of conductive metal. The plasma spraying process eliminates a significant portion of the wet process currently used to produce printed circuit boards.

M-Wave DBS holds patents on the Treadclip plastic fasteners and patents pending on a quad port ground block and the Kompressor line for open and closed configurations.

Employees

On June 30, 2005, we had approximately 41 employees, 23 of which were EMG employees and 18 of which were DBS employees, all of which were full-time employees. None of our employees are represented by a labor union and we have never experienced a work stoppage, slowdown or strike. We consider our labor relations to be very good.

Properties

On February 3, 2004 we sold our West Chicago facility to an affiliate of ASC for a cash price of $2,000,000. We lease a portion of the West Chicago facility to maintain the offices from which we operate our domestic and international Virtual Manufacturing, supply chain management, and consulting business in close proximity to the domestic manufacturing being performed for our customers by ASC.

We continue our efforts to sell the plant and improvements located in Bensenville, Illinois. The assets being held for sale include separate parcels of land and buildings, both located in Bensenville, and are carried at a fair market value of approximately $746,000.

The following table lists our facilities on June 30, 2005:

Location	Function	Square Feet	Lease Expiration Date

West Chicago, Illinois	Administrative	5,000	Leased-August 31, 2006
West Chicago, Illinois	Warehouse	8,000	Leased-August 31, 2006
Bensenville, Illinois	For Sale	14,000	Owned
Ft. Lauderdale, FL	Warehouse/Admin	12,600	Leased-December 31, 2005
Vista, CA	Warehouse	19,260	Leased-December 31, 2005

Legal Proceedings

We are not currently a party to any litigation material to our business or financial condition.

MANAGEMENT

Directors, Executive Officers, Promoters and Control Persons

The following table sets forth the names, ages and offices of the Company’s executive officers and directors:

NAME	AGE	OFFICE

Joseph A. Turek	48	President, Chief Executive Officer,and Director
Gary L. Castagna	42	Director
Carl R. Klein	58	Chairman of the Board of Directors
Gregory E. Meyer	55	Director

Joseph A. Turek is the founder of the Company and has acted as President and Chief Operating Officer sinceAugust 2004, and has served as director of the Company since 1988. He served as Chairman and Chief Executive Officer from 1993 to August 2004. Mr. Turek served for more than five years in various positions at West-Tronics, Inc., a manufacturer of low frequency circuit boards and a contract assembler of electronic products, with his last position as President in 1987 and 1988.

Gary L. Castagna has been a director of the Company since January 2001. Mr. Castagna presently serves as Chief Financial Officer of Amcol International Corporation, a company that is engaged in the materials and environmental industries. Mr. Castagna has been the Senior Vice President of Amcol since February 2001. Mr. Castagna was a consultant to Amcol from June 2000 to February 2001 and Vice President of Chemical International Corporation, a former subsidiary of Amcol, from August 1997 to May 2000. He serves as Chairman of the Audit Committee.

Carl R. Klein has been Chairman and a director of the Company since September 2004. Mr. Klein was a partner with the Chicago-based law firm of Freeborn & Peters, LLP from May 2002 through June 2005. Freeborn & Peters, LLP acts as the Company’s outside general counsel. Prior to that, Mr. Klein was a partner at the law firm of Seyfarth Shaw LLP. He has served in a variety of capacities but most recently represents underwriters and investors in financing transactions for growth restructuring or involving equity or debt requirements. He provides advice regarding compliance with Federal and state securities laws, including registration matters, mergers, proxy statements and general disclosure matters.

        Gregory E. Meyer has been a director since December 2000. Mr. Meyer held various positions at Chemdal Corporation, a subsidiary of Amcol International Corporation, from 1986 to 2000, the most recent of which was Executive Vice President of Chemdal International.

The Board of Directors is divided into three classes, each of whose members serve for a staggered three-year term. The term of each class expires at the following annual meeting: Class I - 2008; Class II - 2006; and Class III - 2007. The Board is comprised of one Class I Director (Messr. Meyer), one Class II Directors (Messr. Turek) and two Class III Director (Messrs. Castagna and Klein). The Company currently has two Class I vacancies due to the resignation of Tom Cox effective June 29, 2005 and James A. Skelton effective August 19, 2005. In addition, the Company currently has one Class II vacancy due to the resignation of Jim Mayer effective August 19, 2005. Mr. Castagna qualifies as an audit committee financial expert, and he is “independent” as defined in Rule 4200 (a)(15) of the NASD’s listing standards.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 (the “Exchange Act”) requires the Company’s officers and directors, and persons who own more than 10% of the Company’s outstanding common stock, to file reports of ownership and changes in ownership of such securities with the SEC. Officers, directors and greater-than-10% beneficial owners are required to furnish the Company with copies of all Section 16(a) forms they file. Based solely upon a review of the copies of the forms furnished to the Company, and/or written representations from certain reporting persons that no other reports were required, the Company believes that all Section 16(a) filing requirements applicable to its officers, directors and 10% owners during or with respect to the year ended December 31, 2004 were met, except that Messrs. Klein, Mayer and Skelton did not timely file the Form 3 reports required to be filed upon their elections to the Company’s Board of Directors.

Statement as to Indemnification

Section 145 of the Delaware General Corporation Law provides for indemnification of our officers, directors, employees and agents. In general, these sections provide that persons who are officers or directors of the corporation may be indemnified by the corporation for acts performed in their capacities as such.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us pursuant to the provisions in our By-Laws, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

EXECUTIVE COMPENSATION

Compensation of Executive Officers

The following table shows the compensation paid by the Company to the two individuals who served as the Company’s Chief Executive Officer in 2004 and its one other most highly compensated officer during 2004. No other executive officer of the Company had a total annual salary and bonus for 2004 that exceeded $100,000.

Summary Compensation Table

	Annual Compensation				Long-Term Compensation
Name and Principal Position	Year	Salary	Bonus(3)	Other Annual Compensation (4)	Securities Underlying Options

Joseph A. Turek	2004	$153,000	$0	$0	0
(President & CEO)(1)	2003	$125,000	$17,000	$0	0

Jim Mayer

(VP and Chief Business Development Officer)(2)	2004	$46,000	$0	$0	150,000
Robert Duke (VP Sales & Marketing)	2004 2003	$125,000 $125,000	$0 $0	$0 $0	0 100,000

(1)	Also served in the capacity of Presidnet and Chief Operating Officer from July 28, 2004 through August 19, 2005.
(2)
Named Vice President and Chief Business Development Officer on August 19, 2005. Also served in the capacity of Chief Executive Officer from July 28, 2004 through August 19, 2005. Prior to such date, he was a consultant to the Company. His compensation as a consultant is described below under “Certain Transactions” and is not included in the table above.

(3)	In June 2005 the Company paid bonuses of $80,000 to Mr. Mayer and $20,000 to Mr.Duke, in recognition of their performances in 2004.
(4)	Other annual compensation did not exceed the lesser of $50,000 or 10% of the total salary and bonus.

Aggregate Option Exercises in 2004 and 2004 Year-End Option Values

Option Grants in 2004

        The following table contains information concerning stock options granted to the named executive officers in 2004.

	2004 Grants

Name	No. of Shares Underlying Options Granted(a)	% of Total Options Granted to Employees in FY 2004	Exercise or Base Price ($/Share)	Expiration Date

Jim Mayer	400,000	94%	$1.16	7/28/09

        The following table sets forth certain information with respect to the unexercised options to purchase the Company’s common stock held by the named executive officers at December 31, 2004. None of the named executive officers exercised any stock options during the fiscal year ended December 31, 2004.

Aggregated Option/SAR Exercises in last Fiscal Year and
Fiscal Year-End Option/SAR Values

	Number of Unexercised Options/SARS at FY-End (#)		Value of Unexercised In-the-Money Options/SARS at FY-End ($)(1)
Name	Exercisable	Unexercisable	Exercisable	Unexercisable

Robert Duke	60,000	50,000	$38,500	$38,500
Jim Mayer	544,000	0	$157,600	0
Joseph A. Turek	150,000	0	0	0
___________

(1)	Based on the fair market value of the Company’s common stock on December 31, 2004 ($1.32 per share) less the option exercise price.

Employment Agreements

Each of Messrs. Turek and Mayer entered into an employment agreement with the Company, effective as of July 28, 2004, which provides for his continued employment in his present capacity through December 31, 2006. Each of the foregoing agreements automatically renews for additional one-year periods thereafter unless either party provides written notice of termination at least ninety (90) days prior to the expiration of the Term or the then applicable renewal term.

The executives are entitled to the following annual salaries under the employment agreements: Mr. Turek is entitled to an annual rate of $195,000 through July 2005 and $215,000 thereafter, and Mr. Mayer is entitled to an annual rate of $208,000 through July 2005 and $239,000 thereafter. Each of Messrs. Turek and Mayer shall be eligible to receive an annual cash bonus (“Cash Bonus”) with respect to the fiscal year ending December 31, 2005 and the fiscal year ending December 31, 2006 equal to ten percent (10%) of the amount by which the Company’s Gross Margin (as defined below) for such fiscal year exceeds $4,500,000. Any cash bonus shall not exceed $200,000 with respect to any fiscal year occurring during the Term. Mr. Mayer also received options to purchase 400,000 shares of our common stock at $1.16 per share upon signing the agreement.

The Company also agreed to pay Mr. Turek, if the Company’s gross margin for the 2004 fiscal year exceeds $3,726,000, a bonus for the 2004 fiscal year equal to $15,000 multiplied by a fraction, the numerator of which is the Company’s gross margin in such fiscal year and the denominator of which is $3,726,000. In June 2005, we agreed with Messrs. Turek and Mayer to amend their employment agreements so that bonuses payable to Messrs. Turek and Mayer for the 2005 fiscal year are to be computed by taking 11% of our pre-tax income and paying 60% of such amount to Mr. Mayer and 40% to Mr. Turek. Bonuses payable to Messrs. Turek and Mayer in 2006 and beyond will be made at the discretion of the Company’s Board of Directors. Bonuses for both Messrs. Turek and Mayer are capped at an annual maximum level of $200,000 per year respectively. If either Mr. Turek’s or Mr. Mayer’s employment is terminated by either the executive or the Company within certain periods following a “change of control” of the Company, the executive is entitled to a lump-sum payment equal to 150% of the then-remaining unpaid salary under the employment agreement and all outstanding stock options shall immediately become fully vested.

Effective August 19, 2005, Mr. Mayer agreed to reduce his annual salary to $203,150, in an effort to help reduce our expenses, and cancel the 400,000 options previously issued to him. We agreed to issue options on August 19, 2005 to purchase 150,000 shares of our common stock at an exercise price of $0.99 per share, with a term of five years.

Mr. Turek also agreed, effective August 19, 2005, to reduce his annual salary to $182,750 in an effort to help reduce our expenses.

Mr. Duke entered into an employment agreement with the Company, effective May 1, 2004 at an annual rate of $150,000 through August 31, 2005; at an annual rate of $150,000 during the period from September 1, 2004 until August 31, 2005; and at an annual rate of $165,000 thereafter, and provides for his continued employment in his present capacity through December 31, 2006. The Company also agreed to pay Mr. Duke, if the Company’s gross margin for the 2004 fiscal year exceeds $3,726,000, a bonus for the 2004 fiscal year equal to $10,000 multiplied by a fraction, the numerator of which is the Company’s gross margin in such fiscal year and the denominator of which is $3,726,000. We agreed with Mr. Duke to amend his employment agreement so that Mr. Duke is entitled to bonuses for the 2005 and 2006 years in an amount equal to 3% of the annual increase in total gross revenues of the EMG division over the prior year. In addition, Mr. Duke became President-EMG Division, and ceased to be an executiove officer for SEC reporting purposes. Bonuses for Mr. Duke are capped at an annual maximum level of $100,000 per year. If Mr. Duke’s employment is terminated by either Mr. Duke or the Company within certain periods following a “change of control” of the Company, Mr. Duke is entitled to a lump-sum payment equal to 150% of the then-remaining unpaid salary under the employment agreement and all outstanding stock options shall immediately become fully vested.

Bonus Plan

Although there is no formal written plan, it is the Company’s practice to grant discretionary cash bonuses to the Company’s employees on an annual basis. The Compensation Committee has the discretion to award performance bonuses. The Company awarded no bonuses to its employees in 2004. However, in June 2005 the Company paid bonuses of $83,200 to Mr. Mayer, $39,000 to Mr. Turek, and $30,000 to Mr.Duke, in recognition of their performances in 2004. As a condition of Mr. Mayer’s bonus, it was agreed that he will invest after tax proceeds in our common stock.

CERTAIN TRANSACTIONS

On April 15, 2003, the Company retained Credit Support International, LLC (CSI), whose Managing Member is Jim Mayer. Under the Consulting Agreement, Mr. Mayer initially served as a consultant and then as Chief Restructuring Advisor to the Company’s Board of Directors to determine the Company’s viability and then to facilitate a restructuring of the Company’s operations and financial position. The Company and CSI entered into a Consulting Agreement in September 2003. Pursuant to the consulting agreement, the Company agreed to pay CSI a monthly fee of $12,000, a monthly travel and housing allowance of $2,800, an annual health care coverage allowance of $3,600, a bonus of $6,000 per month upon the occurrence of certain events, and a fee upon the completion of certain types of financing or other transactions. As part of the agreement, the Company granted 144,000 options to acquire the Company’s common stock to Mr. Mayer at an exercise price of $0.67 per share. The options vest ratably over a one-year period commencing in September 2003, and the options expire on April 15, 2008. This agreement was terminated upon Mr. Mayer’s employment with the Company in April 2004.

On August 3, 2004, the Company paid CSI a fee of $120,000 in connection with the 2004 Mercator financing, $72,000 of which CSI paid to JAS Financial Services, LLC, as described below.

On September 12, 2004, the Company appointed Carl Klein as a Director to fill Lavern Kramer’s term in office, expiring (as a Class III Director) at the 2007 annual meeting of shareholders. At this time, Mr. Klein replaced Mr. Turek as Chairman of the Board of the Company. Mr. Klein is a partner at the law firm of Freeborn & Peters LLP, which has served as the Company’s outside general counsel since 2003. The Company paid Freeborn & Peters LLP total fees of $446,957 in 2004 and $297,734 in 2003.

On October 25, 2004, the Company appointed James A. Skelton to the Board of Directors. In 2004, we retained Mr. Skelton as a consultant to provide advice on raising capital, potential strategic transactions, and other strategic advice. We paid an aggregate of $20,000 for such services. In addition, we entered into a consulting agreement with JAS Financial Services, LLC, an entity in which Mr. Skelton is the sole member, for similar consulting services to be provided from October 1, 2004 through April 30, 2005. Pursuant to this agreement, JAS Financial Services was to be paid $12,500 per month plus direct expenses. In 2004, we paid JAS Financial Services $47,500 for such services. In 2005, we paid JAS Financial Services $50,000 for such services, plus an additional $25,000 for services provided in relation to the JVI acquisition. JAS Financial Services also received an aggregate of $72,000 in 2004 from CSI for assisting CSI with the 2004 Mercator financing.

On August 19, 2005, we entered into a Settlement Agreement with our non-executive directors, Carl R. Klein, James A. Skelton, Gary Castagna and Greg Meyer; our executive directors, Joseph A. Turek and Gerald M. (“Jim”) Mayer; and our outside counsel Freeborn & Peters, LLP, to settle a dispute among such parties, although no litigation had been filed with respect to the dispute. Pursuant to the Settlement Agreement, the parties agreed to the following:

●
Mr. Mayer agreed to a reassignment from his position as Chief Executive Officer to a new position as Vice President and Chief Business Development Officer, and Mr. Mayer resigned as a Director. Mr. Mayer agreed to reduce his salary to $203,150 in an effort to help reduce our expenses; to return $3,000, which was the amount that we paid him in excess of the $80,000 bonus for 2004 authorized by the Board of Directors; to cancel options for 400,000 shares of our common stock; and to use the after-tax proceeds of the $80,000 bonus to exercise options that he holds for our common stock at $0.67 per share. We agreed to issue Mr. Mayer new options to purchase 150,000 shares of our common stock.

●
Mr. Turek agreed to a reassignment from his current position as President and Chief Operating Officer to a new position as President and Chief Executive Officer. Mr. Turek also agreed to reduce his salary to $182,750 in an effort to help reduce our expenses.

●	Mr. Skelton agreed to resign as a Director.

●
Mr. Klein agreed to resign as a Director, following the completion of the filing of the amendment to the registration statement of which this prospectus forms a part, and the filing of a current report on form 8-K to report the Settlement Agreement.. The parties agreed that Mr. Turek would become Chairman upon Mr. Klein’s resignation.

●	The Board of Directors agreed to convene meetings at least once a month through year-end 2005, and Mr. Turek, as CEO, agreed to provide certain information to each meeting.

●	The Directors that did not resign (Gary Castagna, Greg Meyer, and Messrs. Klein and Turek) agreed that we will attempt to find and nominate individuals to fill the two vacated positions.

●
We agreed to continue to use Freeborn & Peters LLP as our counsel, subject to Freeborn & Peters’ continued agreement which may be withdrawn at any time, for so long as either of Messrs. Meyer or Castagna remain as Directors.

●
We agreed to retain JAS Financial Services, LLC as a financial advisor to the Board of Directors through December 31, 2005, on terms and conditions to be contained in a financial advisory agreement to be negotiated. Mr. Skelton is a principal of JAS Financial Services, LLC.

●
We agreed to retain Mr. Klein as counsel to our independent directors, subject to Mr. Klein’s continued agreement which may be withdrawn at any time, from the date of his resignation as a Director through the first to occur of (a) the resignations of both Messrs. Meyer and Castagna from our Board of Directors or (b) December 31, 2005. During this time, we will pay Mr. Klein $10,000 per month.

●
We agreed to pay the remaining reasonable legal fees of the parties to the settlement agreement arising out of the dispute, subject to cash availability; provided that such reimbursement of the legal fees incurred by the executive directors shall not exceed $75,000 and the reimbursement of the remaining legal fees incurred by the non-executive directors shall not exceed $35,000.

●	We agreed to purchase a two-year “tail” on our directors’ and officers’ liability insurance policy, subject to cash availability.

●	The parties to the settlement agreement provided each other with mutual releases.

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information regarding the beneficial ownership of the Company’s common stock as of June 30, 2005 by (1) each person known to the Company to beneficially own 5% or more of the Company’s common stock, (2) each of the Directors and each executive officer named in the Summary Compensation Table of the Company (the “named executive officers”), and (3) all executive officers and directors of the Company as a group. The number of shares of common stock shown as owned below assumes the exercise of all currently exercisable options held by the applicable person or group, and the percentage shown assumes the exercise of such options and assumes that no options held by others are exercised. Unless otherwise indicated below, the persons named below have sole voting and investment power with respect to the number of shares set forth opposite their respective names. For purposes of the following table, each person’s “beneficial ownership” of the Company’s common stock has been determined in accordance with the rules of the Securities and Exchange Commission (the “Commission”).

Name of Beneficial Holder	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned (9)

Gary L. Castagna (1)	89,000	1.4%
Robert Duke(2)	115,000	1.8%
Carl Klein (3)	127,000	2.0%

Jim Mayer (4)	549,000	8.1%
Mercator Advisory Group, LLC (5)
(now named M.A.G. Capital, LLC)	1,020,290	14.1%
Mercator Momentum Fund, LP (5)	1,162,085	16.2%
Mercator Momentum Fund III, LP (5)	767,333	11.2%
Monarch Pointe Fund, Ltd. (5)	904,269	12.9%
Gregory E. Meyer (6)	164,000	2.6%
James A. Skelton (7)	52,000	*

Joseph A. Turek	1,379,000	22.2%
All Directors and executive officers as a group
(seven persons) (8)	2, 475,000	34.4%

______________
*	Less than 1%.

(1)	Includes 89,000 shares that may be acquired upon the exercise of immediately exercisable options, or options exercisable within 60 days of June 30, 2005.

(2)	Includes 110,000 shares that may be acquired upon the exercise of immediately exercisable options, or options exercisable within 60 days of June 30, 2005.

(3)	Includes 127,000 shares that may be acquired upon the exercise of immediately exercisable options, or options exercisable within 60 days of June 30, 2005.

(4)	Includes 544,000 shares that may be acquired upon the exercise of immediately exercisable options, or options exercisable within 60 days of June 30, 2005.

(5)
Consists primarily of shares of common stock that may have been or may be acquired upon the conversion of outstanding Series A Preferred Stock and the exercise of immediately exercisable warrants. In addition, the selling stockholders own the following shares that were acquired through open-market purchases, which are included in the share ownership shown above: Mercator Momentum Fund, 47,194 shares; Mercator Momentum Fund III, LP, 32,927 shares; and Monarch Pointe Fund, Ltd., 35,434 shares. The documentation governing the terms of the Series A Preferred Stock and warrants contains provisions prohibiting any conversion of the Series A Preferred Stock or exercise of the warrants that would result in Mercator Advisory Group, LLC (now named M.A.G. Capital, LLC); Mercator Momentum Fund, LP; Mercator Momentum Fund III, LP; and Monarch Pointe Fund, Ltd. collectively owning beneficially more than 9.99% of the outstanding shares of our common stock as determined under Section 13(d) of the Securities Exchange Act of 1934. As a result of these provisions, such entities disclaim beneficial ownership in excess of 9.99% of the outstanding shares of our common stock.

(6)	Includes 74,000 shares that may be acquired upon the exercise of immediately exercisable options, or options exercisable within 60 days of June 30, 2005.

(7)	Includes 52,000 shares that may be acquired upon the exercise of immediately exercisable options, or options exercisable within 60 days of June 30, 2005.

(8)	Includes 996,000 shares that may be acquired upon the exercise of immediately exercisable options, or options exercisable within 60 days of June 30, 2005.

(9)	Based on 6,198,898 shares outstanding on June 30, 2005.

The address of the two persons shown in the table above who are beneficial owners of more than 5% of the Company’s common stock, Messrs. Mayer and Turek, are c/o M-Wave, Inc., 475 Industrial Drive, West Chicago, Illinois 60185.

SELLING STOCKHOLDERS

The following table details the name of each selling stockholder, the number of shares owned by the selling stockholder, and the number of shares that may be offered for resale under this prospectus. Because each selling stockholder may offer all, some or none of the shares it holds, and because there are currently no agreements, arrangements, or understandings with respect to the sale of any of the shares, no definitive estimate as to the number of shares that will be held by each selling stockholder after the offering can be provided. The following table has been prepared on the assumptions that all shares offered under this prospectus will be sold to parties unaffiliated with the selling stockholders and that all shares held by the selling stockholders but not offered under this prospectus will continue to be held after the offering. No selling stockholder nor any of their affiliates have held a position or office, or had any other material relationship, with us.

In connection with the purchase of the Series A Preferred Stock and warrants, the Purchasers agreed not to engage in private sales to third parties of more than an aggregate of 688,684 shares of the common stock received upon conversion of the Series A Preferred Stock and exercise of the warrants. The shares covered by this prospectus are being registered to permit the selling stockholders and any of their respective successors-in-interest to offer the respective Shares for resale from time to time.

Selling Stockholder	Shares Beneficially Owned Before Offering (1)	Percentage of Outstanding Shares Beneficially Owned Before Offering (2)	Shares to be Sold in the Offering	Shares Beneficially Owned After Offering	Percentage of Outstanding Shares Beneficially Owned After Offering (2)
Mercator Advisory Group, LLC (3) (now named M.A.G. Capital, LLC)	1,020,290	14.1%	900,000	120,290	1.3%
Mercator Momentum Fund, LP (3)	1,162,085	16.2%	966,775	195,310	2.1%
Mercator Momentum Fund III, LP (3)	767,333	11.2%	679,739	87,594	*
Monarch Pointe Fund, Ltd. (3)	904,269	12.9%	590,459	313,810	3.4%

——————
*Less than 1%

(1)
Consists primarily of shares that have been or may be acquired upon the conversion of outstanding Series A Preferred Stock and shares that may be acquired upon the exercise of outstanding and fully exercisable warrants at exercise prices of $1.27 per share, $1.15 per share and $1.02 per share. In addition, the selling stockholders own the following shares that were acquired through open-market purchases, which are not being offered under this prospectus: Mercator Momentum Fund, 47,194 shares; Mercator Momentum Fund III, LP, 32,927 shares; and Monarch Pointe Fund, Ltd., 35,434 shares.

(2)
Percentage of outstanding shares before the offering is based on (a) 6,198,898 shares of common stock, which is the number of shares outstanding on June 30, 2005, plus (b) the assumed conversion of the Series A Preferred Stock, and exercise of the warrants, held by the selling stockholder. Percentage of outstanding shares after the offering is based on (a) 6,198,898 shares of common stock, which is the number of shares outstanding on June 30, 2005, plus (b) 2,856,770 shares, which represents the assumed conversion of all Series A Preferred Stock, and exercise of all July 27 warrants, held by all of the selling stockholders plus (c) the assumed exercise of all other warrants held by the selling stockholder. Through June 30, 2005, the selling stockholders had converted Series A Preferred Stock into the following shares of common stock: Mercator Momemtum Fund, LP, 745,815 shares of common stock (620,452 of which have been sold); Mercator Momemtum Fund III, LP, 521,052 shares of common stock (436,241 of which have been sold); and Monarch Pointe Fund, Ltd., 467,587 shares of common stock (397,558 of which have been sold). The remaining shares are included in the table above.

(3)
Consists of shares of common stock that may be acquired upon the exercise of outstanding Series A Preferred Stock and immediately exercisable warrants. The documentation governing the terms of the Series A Preferred Stock and warrants contains provisions prohibiting any conversion of the Series A Preferred Stock or exercise of the warrants that would result in Mercator Advisory Group, LLC (now named M.A.G. Capital, LLC); Mercator Momentum Fund, LP; Mercator Momentum Fund III, LP; and Monarch Pointe Fund, Ltd. collectively owning beneficially more than 9.99% of the outstanding shares of our common stock as determined under Section 13(d) of the Securities Exchange Act of 1934. As a result of these provisions, such entities disclaim beneficial ownership in excess of 9.99% of the outstanding shares of our common stock.

PLAN OF DISTRIBUTION

The common stock offered by this prospectus is being offered by the selling stockholders. The common stock may be sold or distributed from time to time by the selling stockholders directly to one or more purchasers or through brokers, dealers, or underwriters who may act solely as agents at market prices prevailing at the time of sale, at prices related to the prevailing market prices, at negotiated prices, or at fixed prices, which may be changed. The sale of the common stock offered by this prospectus may be effected in one or more of the following methods:

•	ordinary brokers’ transactions

•	transactions involving cross or block trades

•	through brokers, dealers, or underwriters who may act solely as agents

•	“at the market” into an existing market for the common stock

•	in other ways not involving market makers or established trading markets, including direct sales to purchasers or sales effected through agents

•	in privately negotiated transactions

•	any combination of the foregoing

In order to comply with the securities laws of certain states, if applicable, the shares may be sold only through registered or licensed brokers or dealers. In addition, in certain states, the shares may not be sold unless they have been registered or qualified for sale in the state or an exemption from the registration or qualification requirement is available and complied with.

The selling stockholders may pledge their shares to their brokers under the margin provisions of customer agreements. If a selling stockholder defaults on a margin loan, the broker may, from time to time, offer and sell the pledged shares. Broker-dealers engaged by a selling stockholder may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated.

The selling stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act of 1933, as amended, in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act of 1933, as amended.

We will pay all of the expenses incident to the registration, offering, and sale of the shares to the public other than commissions or discounts of underwriters, broker-dealers, or agents. We have also agreed to indemnify the selling stockholders and related persons against specified liabilities, including liabilities under the Securities Act.

While they are engaged in a distribution of the shares included in this prospectus the selling stockholders are required to comply with Regulation M promulgated under the Securities Exchange Act of 1934, as amended. With certain exceptions, Regulation M precludes the selling stockholders, any affiliated purchasers, and any broker-dealer or other person who participates in the distribution from bidding for or purchasing, or attempting to induce any person to bid for or purchase any security which is the subject of the distribution until the entire distribution is complete. Regulation M also prohibits any bids or purchases made in order to stabilize the price of a security in connection with the distribution of that security. All of the foregoing may affect the marketability of the shares offered by this prospectus.

The selling stockholders may also sell shares under Rule 144 promulgated under the Securities Act of 1933, as amended, rather than selling under this prospectus. This offering will terminate on the date that all shares offered by this prospectus have been sold by the selling stockholders or are eligible for sale under Rule 144(k).

DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock consists of 20,000,000 shares of common stock, par value $.005 per share, and 1,000,000 shares of preferred stock, par value $.01 per share.

Common Stock

Each holder of our common stock is entitled to one vote per share on all matters voted upon by our stockholders. Holders of our common stock have no preemptive or other rights to subscribe for additional shares or other securities. There are no cumulative voting rights, and accordingly, holders of more than 50% of the outstanding shares of our common stock will be able to elect all members of our board of directors.

Holders of our common stock are entitled to dividends in such amounts as may be declared by our board of directors from time to time from funds legally available therefor, but we have no present intention of paying any dividends. In the event of a liquidation, holders of our common stock are entitled to share ratably in any of our assets remaining after payment in full of creditors and holders of any preferred stock that is entitled to liquidation preferences.

Preferred Stock

Our board of directors is authorized to issue one or more series of preferred stock with respect to which the board of directors may determine voting, conversion and other rights. These rights could adversely affect the rights of holders of our common stock. The rights of the holders of our common stock would generally be subject to the prior rights of the holders of the preferred stock with respect to dividends, liquidations preferences and other matters. Among other things, preferred stock could be issued to raise capital or for financing acquisitions. The issuance of preferred stock under certain circumstances could have the effect of delaying or preventing a change of control of M-Wave, Inc. To date, we have issued 30,000 shares of preferred stock, which we designated as our Series A Preferred Stock. We have no present plans to issue any additional shares of preferred stock.

On July 28, 2004, we issued 30,000 shares of our Series A Preferred Stock to Mercator Momentum Fund, LP, Mercator Momentum Fund III, LP, and Monarch Pointe Fund, Ltd. (the “Purchasers”), for $100 per share, or an aggregate of $3,000,000, following shareholder approval of the transaction on July 27, 2004, as required by NASDAQ Marketplace Rules. The Series A Preferred Stock is nonvoting, bears no dividend, has no sinking fund provisions, and has a sole preference of priority at par in liquidation over our common stock and any prior or subsequent series of preferred stock. Each share of Series A Preferred Stock is convertible into shares of common stock at $100 per share of preferred stock and a conversion price for the common stock equal to 85% of the market price of our common stock at the time of the conversion; provided that in no event shall the conversion price be less than $0.98 per share or greater than $1.15.

Warrants

In connection with the sale of the Series A Preferred Stock, we also issued warrants to purchase an aggregate of 1,530,000 shares of common stock, to the Purchasers and Mercator Advisory Group, LLC (now named M.A.G. Capital, LLC), an affiliate of the Purchasers. The warrants were allocated among the designated recipients by Mercator Advisory Group, LLC, on the closing date of the sale of the Series A Preferred Stock, and are exercisable for three years at an exercise price of $1.27 (i.e., 110% of the market price of the Company’s common stock on June 17, 2004).

On February 23, 2005 we issued warrants to purchase as aggregate of 434,783 shares of common stock in connection with our issuance of $1,550,000 aggregate principal amount of promissory notes. The issuances were made to Mercator Momentum Fund, L.P., Monarch Pointe, Ltd., and M.A.G. Capital, LLC (formerly Mercator Advisory Group, LLC), all of which are related entities. The warrants have a term of three years with an exercise price of $1.15 per share.

On June 16, 2005, we issued 166,666 warrants to purchase our common stock in connection with our issuance of $2,400,000 in aggregate principal amount of promissory notes. The issuances were made to Mercator Momentum Fund, L.P., Mercator Momentum Fund III, L.P., Monarch Pointe Fund, Ltd. and M.A.G. Capital, LLC, all of which are related entities. The warrants have a term of three years and an exercise price of $1.02 per share. We granted registration rights to the holders of the warrants, which rights are exercisable on or after February 1, 2006.

LEGAL MATTERS

Legal matters in connection with this offering will be passed upon by Freeborn & Peters LLP, 311 South Wacker Drive, Suite 3000, Chicago, IL 60606.

EXPERTS

The audited financial statements of the Company as of and for the year ended December 31, 2004 appearing in this prospectus and in the registration statement of which this prospectus forms a part, have been audited by McGladrey & Pullen LLP, an independent registered public accounting firm. The audited financial statements of the Company as of and for the year ended December 31, 2003 appearing in this prospectus and in the registration statement of which this prospectus forms a part, have been audited by Grant Thornton LLP, an independent registered public accounting firm. The report of Grant Thornton LLP, which appears elsewhere herein, includes an explanatory paragraph as to the ability of M-Wave to continue as a going concern. The financial statements are included in reliance upon the reports of McGladrey & Pullen LLP and Grant Thornton LLP and upon the authority of such firms as experts in auditing and accounting.

Grant Thornton, LLP was dismissed effective April 15, 2004 with the approval of the Company’s Board of Directors. The Company believes the change is in its best interests in terms of expense and scale of services required by the Company’s restructured operations. The reports of Grant Thornton, LLP on the Company’s financial statements for the fiscal years ended December 31, 2003 and December 31, 2002 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles, except that each such report did contain an explanatory paragraph discussing the Company’s ability to continue as a going concern. During the Company’s fiscal years ended December 31, 2003 and December 31, 2002, and the subsequent period through the date of its dismissal, there were no disagreements between the Company and Grant Thornton, LLP as to any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of Grant Thornton, LLP, would have caused it to make reference to the subject matter of the dispute in connection with its reports.

FURTHER INFORMATION

We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, and file reports, proxy statements and other information with the Securities and Exchange Commission. These reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Securities and Exchange Commission’s regional offices. You can obtain copies of these materials from the Public Reference Section of the Securities and Exchange Commission upon payment of fees prescribed by the Securities and Exchange Commission. You may obtain information on the operation of the Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission’s Web site contains reports, proxy and information statements and other information regarding registrants that file electronically with the Securities and Exchange Commission. The address of that site is http://www.sec.gov.

We have filed a registration statement on Form SB-2 with the Securities and Exchange Commission under the Securities Act with respect to the securities offered in this prospectus. This prospectus, which is filed as part of a registration statement, does not contain all of the information set forth in the registration statement, some portions of which have been omitted in accordance with the Securities and Exchange Commission’s rules and regulations. Statements made in this prospectus as to the contents of any contract, agreement or other document referred to in this prospectus are not necessarily complete and are qualified in their entirety by reference to each such contract, agreement or other document which is filed as an exhibit to the registration statement. The registration statement may be inspected without charge at the public reference facilities maintained by the Securities and Exchange Commission, and copies of such materials can be obtained from the Public Reference Section of the Securities and Exchange Commission at prescribed rates.

INDEX TO FINANCIAL STATEMENTS

M-WAVE, INC

JUNE 30, 2005

Part I - Financial Information
Item 1: Financial Statements

M~Wave, Inc.
CONSOLIDATED BALANCE SHEETS
(Unaudited)

	JUNE 30,	DECEMBER 31,
ASSETS	2005	2004
CURRENT ASSETS:
Cash	$670,481	1,321,445
Accounts receivable, net of allowance for doubtful accounts 2005 $75,000; 2004 $75,000	3,307,697	2,040,768
Inventories, net	1,680,523	785,979
Prepaid product credits	250,000	340,000
Prepaid expenses and other assets	1,009,864	136,865
Total current assets	6,918,565	4,625,057
MACHINERY AND EQUIPMENT:
Machinery and equipment	563,698	346,665
Less accumulated depreciation	(66,111)	(23,736)
Machinery and equipment - net	497,587	322,929
Land, building and improvements held for sale and idle	745,821	745,821
Intangibles assets, net	50,000	0
Investment in equity securities	225,000	225,000
Goodwill	824,268	0
TOTAL	$9,261,241	$5,918,807

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	$1,226,527	$1,163,013
Accrued expenses	511,371	518,484
Note payable, bank, net	3,061,140	1,189,192
Total current liabilities	4,799,038	2,870,689

LONG TERM DEBT, NET	1,958,267	0

STOCKHOLDERS' EQUITY:
Series A preferred stock, $100 par value; authorized 30,000 shares; issued and outstanding 2005:12,500 shares 2004: 24,000 shares	656,800	1,261,010
Common stock, $.005 par value; authorized 20,000,000 shares, issued and outstanding 2005: 6,198,898 shares; 2004: 5,059,028 shares	39,674	33,974
Additional paid-in capital	12,954,342	11,840,351
Accumulated deficit	(8,861,709)	(7,802,047)
Treasury stock, at cost 1,735,815 shares	(2,285,170)	(2,285,170)
Total stockholders' equity	2,503,936	3,048,118
TOTAL	$9,261,241	$5,918,807

See notes to unaudited consolidated financial statements.

M~WAVE, Inc.
CONSOLIDATED STATEMENTS OF INCOME
(Unaudited)

	Three months ended June 30,
	2005	2004
NET SALES	$6,633,316	$5,592,198

COST OF GOODS SOLD	5,357,867	4,735,650
Gross profit	1,275,449	856,548

OPERATING EXPENSES:
General and administrative	1,353,285	552,846
Selling and marketing	430,307	361,911
Impairment loss recognized on investment in AM-Wave, LLC	0	23,460
Stock compensation	0	66,069
Total operating expenses	1,783,592	1,004,286

Operating loss	(508,143)	(147,738)

OTHER INCOME (EXPENSE):
Interest income	1,901	10,141
Interest expense	(174,225)	(61,265)
Trade debt forgiveness	0	321,329
(LOSS) INCOME BEFORE INCOME TAXES	(680,467)	122,467

Provision for income taxes	0	112,678

NET (LOSS) INCOME	$(680,467)	$9,789

Preferred Stock Beneficial Conversion Feature	0	0

NET (LOSS) INCOME ATTRIBUTABLE
TO COMMON SHAREHOLDERS	$(680,467)	$9,789

Weighted average shares outstanding	6,145,553	4,444,444

BASIC (LOSS) INCOME PER SHARE	$(0.11)	$0.00

Diluted weighted average shares outstanding	6,145,553	4,624,629

DILUTED (LOSS) INCOME PER SHARE	$(0.11)	$0.00

See notes to unaudited consolidated financial statements.

M~WAVE, Inc.
CONSOLIDATED STATEMENTS OF INCOME
(Unaudited)

	Six months ended June 30,
	2005	2004
NET SALES	$11,589,464	$9,508,276

COST OF GOODS SOLD	9,247,024	7,617,534
Gross profit	2,342,440	1,890,742

OPERATING EXPENSES:
General and administrative	2,434,293	1,103,951
Selling and marketing	734,573	641,012
Impairment loss recognized on investment in AM-Wave, LLC	0	159,460
Stock compensation	0	148,109
Total operating expenses	3,168,866	2,052,532

Operating loss	(826,426)	(161,790)

OTHER INCOME (EXPENSE):
Interest income	6,202	40,563
Interest expense	(239,439)	(61,265)
Trade debt forgiveness	0	439,384
(LOSS) INCOME BEFORE INCOME TAXES	(1,059,663)	256,892

Provision for income taxes	0	112,678

NET (LOSS) INCOME	$(1,059,663)	$144,214

Preferred Stock Beneficial Conversion Feature	0	0

NET (LOSS) INCOME ATTRIBUTABLE
TO COMMON SHAREHOLDERS	$(1,059,663)	$144,214

Weighted average shares outstanding	5,874,916	4,443,971

BASIC (LOSS) INCOME PER SHARE	$(0.18)	$0.03

Diluted weighted average shares outstanding	5,874,916	4,638,358

DILUTED (LOSS) INCOME PER SHARE	$(0.18)	$0.03

See notes to unaudited consolidated financial statements

M~WAVE, Inc.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

	Six months ended June 30,
	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss) income	$(1,059,663)	$144,214
Adjustments to reconcile net (loss) income to net cash flows used in operating activities:
Loss on disposal of property, plant, and equipment	0	81,596
Depreciation and amortization	42,375	18,000
Amortization of intangible assets	10,000	0
Amortization of discount on note payable, bank	24,276	0
Amortization of discount on long term debt	73,747	0
Trade debt forgiveness	0	(439,384)
Impairment loss recognized on investment in AM-Wave, LLC	0	159,460
Stock compensation recognized on options and warrants	0	148,109
Adjustment to refundable income taxes	0	112,678
Changes in assets and liabilities:
Accounts receivable	(766,929)	(793,722)
Inventories	(694,544)	(421,503)

Prepaid expenses and other assets	(782,999)	(22,250)
Accounts payable	63,515	(336,344)
Accrued expenses	(7,113)	(498,294)
Income taxes	0	(45,388)
Net cash flows used in operating activities	(3,097,335)	(1,892,828)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of machinery and equipment	(117,033)	(32,296)
Proceeds from sale of land, building and equipment, net of disposal costs	0	2,632,807
Acquisition of business	(1,684,268)	0
Net cash flows (used in) provided by investing activities	(1,801,301)	2,600,511

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from exercise of stock options	0	920
Net borrowings on note payable, bank	1,847,672	2,690,627
Repayment of long term debt	0	(2,457,013)
Borrowings on long term debt	2,400,000	0
Net cash flows provided by (used in) financing activities	4,247,672	234,474

NET (DECREASE)/INCREASE IN CASH:	(650,964)	942,157
Beginning of period	1,321,445	249,343
End of period	$670,481	$1,191,500

SCHEDULE OF NONCASH FINANCING AND INVESTING ACTIVITIES:

Contribution of equipment for investment in AM-Wave, LLC	$0	$777,200
Stock options issued in connection with consulting agreement	0	75,995
Stock warrants issued in connection with SOA agreement	0	72,114
Stock warrants issued in connection with bank financing agreement	0	97,100
Stock warrants issued in connection with preferred stock offering	0	0
Stock warrants issued as discount on long-term debt	515,480	0

Acquisition of Business:
Accounts receivable	$500,000	$0
Inventories	200,000	0
Machinery and equipment	100,000	0
Intangible assets	60,000	0
Goodwill, including acquisition costs of $342,268	824,268	0
Total	$1,684,268	$0

See notes to unaudited consolidated financial statements.

M~WAVE, Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

1.	Basis of Presentation

The accompanying unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America for interim financial information and with the instructions to Form 10-QSB. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments necessary for a fair presentation, consisting only of normal recurring adjustments, have been included.

Operating results for the three and six months ended June 30, 2005 are not necessarily indicative of the results that may be expected for the year ending December 31, 2005. For further information, refer to the financial statements and footnotes thereto included in the Company’s annual report on Form 10-KSB for the year ended December 31, 2004.

2.	Business Issues

During the second quarter of 2005 the Company continued to focus attention on growing its core EMG business while developing its customer base on the recently acquired DBS side of the business.

On February 25, 2005 M-Wave, Inc. through its wholly owned subsidiary, M-Wave DBS, Inc., purchased substantially all of the assets of Jayco Ventures Inc. (JVI) for approximately $1,684,000. Included in the acquisition price is approximately $60,000 of acquired intangible assets, which consists of patents, customer relationships, and customer backlogs. The weighted average estimated economic life of the acquired intangible assets is approximately three years. The acquisition also resulted in goodwill of approximately $824,000, which has been recorded on the books of the DBS business segment. All operations of JVI after February 25, 2005 are included in the consolidated results of M-Wave, Inc. All material inter-company transactions have been eliminated in consolidation.

As of June 30, 2005, the Company has not finalized the purchase accounting for the JVI acquisition.

3.	Realization of Assets

The Company continues its efforts to sell its prior plant and improvements located in Bensenville, Illinois as soon as practicable.

4.	Inventories

Inventory is carried at the lower of cost (first-in, first-out) or market. Substantially all the Company’s inventories are in finished goods held for sales to customers supported by annual forecasts, firm purchase orders or contracts.

5.	Business Segments

Concurrently with the acquisition, M-Wave established two operating units. The Company's existing printed circuit board and related custom component business is now known as M-Wave EMG [Electro-Mechanical Group]. Concurrently, Robert Duke, Vice President of Corporate Sales, was named President-EMG division. Jason Cohen, former CEO of JVI, was hired as President-DBS division. These two operating units - Electromechanical (EMG) and Digital Broadcast Satellite (DBS) - are the two segments that the Company operates in. The Company currently does not allocate corporate expenses. These costs are currently incurred within the EMG results. Information about the Company by segment is presented below for the three and six months ended June 30:

	3 months ended		6 months ended
	2005	2004	2005	2004
Net Sales
EMG Group	$5,801,975	$5,592,199	$10,522,844	$9,508,276
DBS Group	831,341	-	1,066,620	-
Consolidated net sales	$6,633,316	$5,592,199	$11,589,464	$9,508,276

Operating loss
EMG Group	$142,386	$(147,738)	$(89,340)	$(161,791)
DBS Group	(650,529)	0	(737,086)	0
Consolidated operating loss	($508,143)	($147,738)	($826,426)	($161,791)

Interest and other (expense) income	$(172,324)	$270,205	$(233,237)	$418,682

Consolidated (loss) income before
Income taxes	$(680,467)	$122,467	$(1,059,663)	$256,892

Depreciation and amortization expense
EMG Group	$16,722	$9,000	$32,952	$18,000
DBS Group	15,256	0	19,423	0
Consolidated depreciation expense	$31,978	$9,000	$52,375	$18,000

Capital expenditures
EMG Group	$27,944	$3,796	$38,694	$32,296
DBS Group	18,727	0	78,339	0
Consolidated capital expenditures	$46,671	$3,796	$117,033	$32,296

Total Assets	June 30, 2005	December 31, 2004
EMG Group	$5,909,941	$5,918,807
DBS Group	3,351,300	0
Consolidated total assets	$9,261,241	$5,918,807

6.	Debt

We financed the acquisition of JVI with a portion of $1,550,000 in proceeds from the issuance on February 23, 2005 of $1,550,000 aggregate principal amount of promissory notes and warrants to purchase as aggregate of 434,783 shares of common stock. The issuances were made to Mercator Momentum Fund, L.P., Monarch Pointe, Ltd., and M.A.G. Capital, LLC (formerly Mercator Advisory Group, LLC), all of which are related entities. The warrants have a term of three years with an exercise price of $1.15 per share. The value of the warrants was determined using the Black-Scholes pricing model which calculated a value of approximately $490,000 based on a fair value price of $1.14, assuming an expected life of 3 years, a risk-free interest rate of 3.63%, volatility of 260.7%, and no dividend yield. When combined with the face value of the notes, these warrants result in a debt discount with an allocated fair value of approximately $376,000. This debt discount will be expensed using the effective interest rate method. This debt discount, combined with the stated interest rate of 10%, results in an effective interest rate of approximately 30%.

On June 16, 2005, we issued $2,400,000 in aggregate principal amount of promissory notes which amended the $1,550,000 in aggregate principal amount of promissory notes, dated February 23, 2005 in exchange for an additional aggregate principal amount of $850,000 (provided that the warrants issued in connection with the February 23, 2005 promissory notes were not cancelled and therefore remain outstanding). In connection with the issuance of notes, we issued 166,666 warrants to purchase our common stock. The issuances were made to Mercator Momentum Fund, L.P., Mercator Momentum Fund III, L.P., Monarch Pointe, Ltd., and M.A.G. Capital, LLC (formerly Mercator Advisory Group, LLC), all of which are related entities. The warrants have a term of three years with an exercise price of $1.02 per share. The value of the warrants was determined using the Black-Scholes pricing model which calculated a value of approximately $166,000 based on a fair value price of $1.00, assuming an expected life of 3 years, a risk-free interest rate of 3.76%, volatility of 261.0%, and no dividend yield. When combined with the face value of the notes, these warrants result in a debt discount with an allocated fair value of approximately $139,000. This debt discount will be expensed using the effective interest rate method. This debt discount, combined with the stated interest rate of 10%, results in an effective interest rate of approximately 21%.

The issuance of notes and warrants were made to Mercator Momentum Fund, L.P., Mercator Momentum Fund III, L.P., Monarch Pointe Fund, Ltd. and M.A.G. Capital, LLC, all of which are related entities. We paid fees totaling $29,000 in connection with the financing.

The promissory notes accrue interest at 10% per annum and become due on August 23, 2007; provided that the notes are subordinate in right of payment to the debt payable to our lender Silicon Valley Bank. Upon sale of our real property at 215 Park Street, Bensenville, Illinois and subject to the approval of SVB, we are required to prepay an aggregate of $325,000 under the promissory notes. Voluntary prepayments are subject to a 1% premium payment. We are required to pay annual extension fees equal to 1% of the outstanding principal balance under the notes on June 1, 2006 and June 1, 2007.

The warrants have a term of three years and an exercise price of $1.02 per share. We granted registration rights to the holders of the warrants, which rights are exercisable on or after February 1, 2006.

On April 11, 2005, the Company amended its facility with Silicon Valley Bank, which provided a total credit limit expansion from $4.5 million to $6.0 million. This new facility will finance the DBS operations through a Mini-ABL (accounts receivable purchase) facility for an initial period, while continuing to provide funds for the EMG division under the asset based line of credit Receivables under the Mini-ABL agreement will be loaned at 80% availability while we will continue to have 85% availability on receivables under the ABL. After the initial review period, the Bank will review the performance of the newly acquired division, and the Company expects to be able to transition these receivables from Mini-ABL to the Company’s traditional asset based line of credit which will minimize our borrowing costs and provide added flexibility. Other provisions of the ABL permit borrowing capabilities against inventories of both divisions in amounts up to 50% of their net value, with a limit of $1,000,000, which is $250,000 above the previous borrowing capacity on inventories. Another added benefit of the new facility is the ability to issue up to $1,000,000 in letters of credit to Asian suppliers. The Company expects this feature will provide additional flexibility in finding Asian vendors for new products as well as developing tertiary suppliers of existing products. The combined borrowing from letters of credit, inventory, factoring, and receivables under the ABL cannot exceed $6.0 million. The effective rate of interest under this agreement, including fees, is approximately 8%.

7.	Equity

During the second quarter of 2005, the entities related to M.A.G. Capital LLC converted 2,500 shares of preferred stock into 242,718 common shares. As of June 30, 2005 there are 12,500 preferred shares outstanding. Below is a tabulation of the potentially dilutive securities:

	3 months ended		6 months ended
	2005	2004	2005	2004
Weighted average shares outstanding	6,145,553	4,444,444	5,874,916	4,443,971
Options in the money, net	132,163	180,185	157,327	193,276
Warrants in the money, net	-	-	17,544	1,111
Preferred shares convertible to Common	1,275,510	-	1,275,510	-
Total Outstanding and Potentially
Dilutive shares	7,553,226	4,624,629	7,325,297	4,638,358

With respect to the preferred shares convertible to common shares, the numbers of Conversion Shares and Warrant Shares that any Purchaser may acquire at any time are subject to limitation in the Certificate of Designations and in the Warrants, respectively, so that the aggregate number of shares of Common Stock of which such Purchaser and all persons affiliated with such Purchaser have beneficial ownership (calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended) does not at any time exceed 9.99% of the Company's then outstanding Common Stock.

8.	Litigation

The Company is not a party to any litigation whose outcome is expected to have a material adverse effect on the financial position or results of operations of the Company.

9.	Impairment of Long-Lived Assets to be Held and Used

The Company did not record an impairment loss in the first six months of 2005. It recorded an impairment loss of $159,460 in the first six months of 2004 due to the investment in Am-Wave, LLC.

10.	Stock-Based Compensation

Stock-based employee compensation, including stock options, for the three and six months ended June 30, 2005 and 2004 was accounted for under the intrinsic value-based method as prescribed by APB Opinion No. 25, “Accounting for Stock Issued to Employees.” No compensation expense was recognized for stock options granted to employees in the first six months of 2005 because the options that were granted had no intrinsic value on the date of grant.

The Company did not record any stock option expense in the three and six months of 2005. In the three and six months of 2004 it recorded $57,115 and $148,109 respectively relating to options issued in connection with the consulting agreements between the Company and Credit Support International LLC and Gordhan Patel.

If the Company were to recognize compensation expense over the relevant service period under the fair-value method of SFAS No. 123 net (loss) income would have increased or decreased, resulting in pro forma net (loss) income and EPS as presented below:

	Period
	Ended June 30,
	3 Months		6 Months
	2005	2004	2005	2004
Net (loss) income, as reported	($680,467)	$9,789	($1,059,663)	$144,214
Deduct: Stock-based compensation expense, net of related tax effects determined under fair-value method for all awards	($9,293)	$(57,115)	($70,763)	($148,109)

Pro forma net (loss) income	($689,760)	($47,326)	($1,130,426)	($3,895)

EPS, as reported
Basic	($0.11)	$0.00	($0.18)	$0.03
Diluted	$(0.11)	$0.00	$(0.18)	$0.03

Pro forma EPS
Basic	($0.11)	($0.01)	($0.19)	$0.00
Diluted	$(0.11)	$(0.01)	$(0.19)	$0.00

Weighted Average Assumptions:
Fair value	$0.93	$1.23	$1.18	$0.82
Expected life	5.0	5.0	5.0	5.0
Risk-free rate	3.70%	4.00%	3.71%	4.13%
Volatility	298.79%	170.05%	307.74%	140.49%
Dividend yield	0.00%	0.00%	0.00%	0.00%

11.	Trade Debt Forgiveness

In 2003, the Company entered into settlement agreements with several suppliers to pay portions of the trade balances owed and for the suppliers to forgive the remainder. There was no trade debt forgiveness recorded during the first six months of 2005, and $439,384 was recorded in the first six months of 2004.

12.	Taxes

Management believes that the Company has adequate net operating loss carry forwards available that, if utilized, would offset any taxable income generated by the Company throughout the remainder of 2005.

13.	Reclassifications

Certain items in the 2004 financial statements have been reclassified to conform to the 2005 presentation with no effect on net income for the period then ended.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
M~Wave, Inc. and Subsidiaries
West Chicago, Illinois

We have audited the consolidated balance sheet of M~Wave, Inc. and Subsidiaries as of December 31, 2004 and the related consolidated statement of operations, stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2004 consolidated financial statements referred to above present fairly, in all material respects, the financial position of M~Wave, Inc. and Subsidiaries as of December 31, 2004 and the results of their operations and their cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

MCGLADREY & PULLEN LLP

Schaumburg, Illinois
January 14, 2005, except for the
acquisition discussed in Note 13
as to which the date is February 25, 2005
and the financing also discussed in
Note 13 as to which the date is
April 11, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
M~Wave, Inc.

We have audited the accompanying consolidated balance sheet of M~Wave, Inc. and Subsidiaries as of December 31, 2003, and the related consolidated statements of operations, stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the management of M~Wave, Inc. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of M~Wave, Inc. and Subsidiaries as of December 31, 2003 and the consolidated results of their operations and their cash flows for the period then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As presented in the financial statements, the Company incurred a loss during year ended December 31, 2003, and as of that date, the Company’s current liabilities exceeded its current assets. These factors, among others, raise substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

GRANT THORTON LLP

Chicago, Illinois
March 26, 2004, except for footnotes 3 and 7, which is dated March 31, 2004

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2004 AND 2003

ASSETS	2004	2003
CURRENT ASSETS:
Cash and cash equivalents	$1,321,445	$249,343
Accounts receivable, net of allowance for doubtful accounts 2004:$75,000 2003:$100,000	2,040,768	2,351,027
Inventories, net	785,979	587,179
Refundable income taxes	0	685,418
Prepaid product credits	340,000	0
Prepaid expenses and other assets	136,865	21,499
Total current assets	4,625,057	3,894,466
PROPERTY, PLANT AND EQUIPMENT:
Land, buildings and improvements	0	2,745,939
Machinery and equipment	346,665	1,928,600
Total property, plant and equipment	346,665	4,674,539
Less accumulated depreciation	23,736	85,715
Property, plant and equipment, net	322,929	4,588,824
Land, Building and improvements held for sale and idle	745,821	0
Investment in equity securities	225,000	0
TOTAL	$5,918,807	$8,483,290

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	$1,163,013	$4,364,888
Accrued expenses	518,484	1,039,282
Note payable, bank, net of unamortized discount of $72,824	1,189,192	0
Current portion of long-term debt	0	2,457,073
Total current liabilities	2,870,689	7,861,243
COMMITMENTS AND CONTINGENCIES (see note 13)

STOCKHOLDERS' EQUITY:
Preferred stock, $100 par value; authorized 30,000 shares; issued and outstanding 2004, 24,000 shares; 2003, 0 shares	1,261,010	0
Common stock, $.005 par value; authorized, 20,000,000 shares; issued and outstanding 2004:6,794,843 shares; 2003, 6,179,112 shares	33,974	30,895
Additional paid-in capital	11,840,351	8,439,072
Accumulated deficit	(7,802,047)	(5,562,750)
Treasury stock, at cost, 2004 and 2003 1,735,815
Shares	(2,285,170)	(2,285,170)
Total stockholders' equity	3,048,118	622,047
TOTAL	$5,918,807	$8,483,290

See notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003

NET SALES	$17,461,858	$14,187,290
COST OF GOODS SOLD	14,252,656	15,949,946
Gross profit (loss)	3,209,202	(1,762,656)

OPERATING EXPENSES:
General and administrative	2,394,255	2,394,422
Selling and marketing	1,340,823	1,345,022
Impairment of building and equipment	0	7,452,235
Impairment of investment in Am-Wave, LLC	591,359	0
Stock compensation	227,948	0
Total operating expenses	4,554,385	11,191,679

Operating loss	(1,345,183)	(12,954,335)

OTHER INCOME (EXPENSE):
Interest income	46,729	164,477
Interest expense	(162,742)	(176,149)
Trade debt forgiveness	1,013,377	265,000
Recovery and settlement of note receivable	225,000	0
Gain on disposal of equipment	0	34,272
Total other income	1,122,364	287,600

LOSS BEFORE INCOME TAXES	(222,819)	(12,666,735)

Income tax expense (benefit)	112,678	(619,460)
Net Loss	$(335,497)	$(12,047,275)

Preferred stock beneficial conversion feature	(1,903,800)	0

Net Loss attributable to common stockholders	$(2,239,297)	$(12,047,275)

BASIC AND DILUTED LOSS PER SHARE	$(0.49)	$(2.71)

Weighted average common shares outstanding	4,587,351	4,443,294

See notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 2004 AND 2003

				Additional	Retained	Total
	Common	Preferred	Paid-in	Earnings/	Treasury	Stockholders’
	Stock	Stock	Capital	(Deficit)	Stock	Equity

BALANCE
DECEMBER 31, 2002	$30,895	0	$8,439,072	$6,484,525	$(2,285,170)	$12,669,322

Net loss	0	0	0	(12,047,275)	0	(12,047,275)

BALANCE
DECEMBER 31, 2003	$30,895	0	$8,439,072	$(5,562,750)	$(2,285,170)	$622,047

Issuance of 21,150 shares of
common stock upon exercise
of stock options	106	0	11,414	0	0	11,520

Issuance 30,000 shares of	0	1,576,250	2,752,550	(1,903,800)	0	2,425,000
Preferred stock

Conversion of 6,000 shares of
preferred stock into 594,584
shares of common stock	2,973	(315,240)		312,267	0	0

Stock compensation relating to
stock options
and warrants	0	0	227,948	0	0	227,948

Issuance of warrants with	0	0	97,100	0	0	97,100
note payable, bank

Net loss	0	0	0	(335,497)	0	(335,497)

BALANCE
DECEMBER 31, 2004	$33,974	$1,261,010	$11,840,351	$(7,802,047)	$(2,285,170)	$3,048,118

See notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(335,497)	$(12,047,275)
Loss(Gain) on disposal of equipment	119,996	(34,272)
Depreciation and amortization	46,736	592,315
Amortization on discount of note payable, bank	24,276	0
Debt forgiveness	(1,013,377)	265,000
Impairment of buildings and equipment	0	7,452,235
Impairment in Am Wave, LLC	591,359	0
Gain on disposal of investment in Am Wave, LLC	(3,360)	0
Stock compensation recognized on options and warrants	227,948	0
Recovery of customer receivable written off	(225,000)	0
Deferred income taxes	0	131,672
Adjustment to refundable income taxes	112,678	0

Changes in assets and liabilities:
Accounts receivable	310,259	(449,028)
Inventory	(328,660)	1,169,462
Prepaid expenses and other assets	(40,366)	10,083
Restricted cash	0	348,731
Accounts payable	(2,188,498)	392,561
Accrued expenses	(520,798)	(277,297)
Income taxes	572,740	3,760,592
Net cash flows (used in) provided by operating activities	(2,649,564)	1,314,779
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property, plant and equipment	(130,265)	(53,661)
Increase to investment in Am Wave, LLC	(128,439)	0
Proceeds on sale of property, plant and equipment	2,738,907	34,272
Net cash flows provided by (used in) investing activities	2,480,203	(19,389)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from exercise of stock options	11,520	0
Net borrowings on note payable, bank	1,262,016	0
Proceeds from Preferred Stock Issuance	2,425,000	0
Repayment of short and long term debt	(2,457,073)	(2,560,556)
Net cash flows provided by (used in)
financing activities	1,241,463	(2,560,556)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	1,072,102	(1,265,166)
CASH AND CASH EQUIVALENTS:
Beginning of year	249,343	1,514,509
End of year	$1,321,445	$249,343

SUPPLEMENTAL DISCLOSURES OF
CASH FLOW INFORMATION:

	2004	2003
Cash paid during the year for:
Interest	$187,018	$176,149

Income tax refunds (payments)	572,731	4,511,723

SCHEDULE OF NONCASH FINANCING AND INVESTING ACTIVITIES
Contribution of equipment for investment in Am-Wave, LLC	$777,200	$0
Stock options issued in connection with consulting agreement	91,195	0
Stock options issued in connection with SOA agreement	136,753	0
Stock warrants issued as discount on note payable, bank	97,100	0
Stock warrants issued in connection with preferred stock	848,750	0
Equity securities received for settlement of note receivable	225,000	0
Other assets received in exchange for investment in Am Wave, LLC
and amendment of SOA agreement	390,000	0
Net exchange of equipment for investment in Am Wave, LLC
and amendment of SOA agreement	52,500	0
Exchange of inventories for investment in Am Wave, LLC and
amendment of SOA agreement	124,860	0
Other assets received for sale of equipment	20,000	0

See Notes to Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2004 AND 2003

1.     ORGANIZATION AND OPERATIONS
M~Wave, Inc. ("M~Wave" or the “Company”), a Delaware corporation, was formed on January 31, 1992.

Poly Circuits, Inc. was officially merged into M-Wave, Inc. effective July 22, 2004, with M~Wave, Inc. surviving the merger. The Company is a value-added service provider of high performance printed circuit boards used in a variety of applications. M~Wave satisfies its customers needs for high performance printed circuit boards by outsourcing and coordinating the manufacture of such boards by unaffiliated manufacturers. (“Virtual Manufacturing”)

2.     SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Principles of Consolidation - The consolidated financial statements include the accounts of M~Wave and its wholly owned subsidiaries. Significant intercompany transactions and account balances have been eliminated.

Revenue Recognition - The Company recognizes revenue from product sales when each of the following conditions has been met: an arrangement exists, delivery has occurred, there is a fixed price, and collectability is reasonably assured, which is generally upon shipment.

Cash and cash equivalents - Cash and cash equivalents comprise cash in banks and highly liquid investments that are both readily convertible to known amounts of cash or purchased with maturity of three months or less. All cash is currently invested with Silicon Valley Bank.

Accounts Receivable - The majority of the Company's accounts receivable are due from companies in the telecommunications industries. Credit is extended based on evaluation of a customers' financial condition and, generally, collateral is not required. Accounts receivable are due within 30 days and are stated at amounts due from customers net of an allowance for doubtful accounts. The Company determines its allowance by considering a number of factors, including the length of time trade accounts receivable are past due, the Company’s previous loss history, the customer’s current ability to pay its obligation to the Company, and the condition of the general economy and the industry as a whole. The Company writes-off accounts receivable when they become uncollectible, and payments subsequently received on such receivables are credited to the allowance for doubtful accounts.

Allowance for Doubtful Accounts

	2004	2003
Beginning Balance	$100,000	$100,000
Charged to Costs and Expense	0	22,872
Deductions	(25,000)	(22,872)
Ending Balance	$75,000	$100,000

Product Returns - Product sales include a right-of-return privilege. A liability for anticipated sales returns has been provided based on historical experience and management’s customer and product knowledge. At December 31, 2004, the allowance for sales returns was approximately $75,000 and is included in accounts receivable in the accompanying balance sheet. At December 31, 2003, the allowance for sales returns was approximately $300,000 and is included in accrued expenses in the accompanying balance sheet.

Inventory - Inventories are valued at the lower of cost (first-in, first-out method) or market value. The Company writes down inventory for estimated obsolescence or non-marketability equal to the difference between the cost of the inventory and its estimated market value based on assumptions about future demand and market conditions. Write downs of inventories establish a new cost basis which is not increased for future increases in the market value of inventories or changes in estimated obsolescence. If actual future demand or market conditions were to be less favorable than projected, additional inventory write-downs may be required.

	Allowance for Obsolete Inventories
	2004	2003
Beginning Balance	$434,955	$874,466
Charged to Costs and Expense	0	452,284
Deductions	(247,717)	(891,795)
Ending Balance	$187,238	$434,955

Prepaid Product Credits - In connection with the amendment to the SOA agreement discussed in Note 3, the Company received prepaid product credits as partial consideration for its interest in Am-Wave, LLC. The credits will be applied to the purchase price of inventories purchased from ASC and will be utilized ratably over the contractual life of the amended SOA agreement which expires in August 2006.

Property, Plant and Equipment - Property, plant and equipment are recorded at cost. The Company calculates depreciation using the straight-line method at annual rates as follows:

Machinery and equipment	New	7 years
	Used	5 years

 Assets Held for Sale - The Company continues its effort to sell its plant and improvements located in Bensenville, Illinois. The assets being held for sale include separate parcels of land and buildings, both located in Bensenville, and are carried at the net book value of the assets which approximates fair market value less costs to sell. The property has an appraised value of approximately $800,000 and is carried at approximately $746,000.

Long Lived Assets - The Company accounts for long-lived assets in accordance with the provisions of Financial Accounting Standard No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (FAS 144). This Statement requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets is measured by a comparison of the carrying amount of an asset to future undiscounted cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized of the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

 Provision for Warranty Expenses

The Company handles warranty issues on a customer specific basis. However, the Company generally handles the majority of warranty related returns from customers by simultaneously charging back the supplier for any returned material, minimizing its warranty exposure to the value of components stuffed onto boards by customers. In most cases these costs are also shared between the Company and its suppliers. Due to the Company’s change in business model from a manufacturer to a distributor, the history of this policy is limited to activity that has occurred since the company changed its business model. There was no warranty expense for the years ended December 31, 2004 and 2003.

Fair Value of Financial Instruments - The Company has no financial instruments for which the carrying value materially differs from fair value.

Income Taxes - Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes (FAS 109), requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Deferred tax assets are also provided for carry forwards for income tax purposes. In addition, the amount of any future tax benefit is reduced by a valuation allowance to the extent such benefits are not expected to be realized.

Stock based compensation -The value of stock options awarded to employees is measured using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25(APB 25), “Accounting for Stock Issued to Employees,” and related interpretations. Accordingly, no compensation cost is recognized for stock option grants as all options granted under the Company’s plans had an exercise price equal to the market value of the underlying common stock on the date of the grant. The following table illustrates the effect of net income and earnings per share if the Company had applied the fair value recognition provisions of Financial Accounting Standards (SFAS) No. 123, “Accounting for Stock-Based Compensation,” to stock-based compensation.

	For the Years Ended December 31,
	2004	2003
Net (loss) attributable to common stockholders, as reported	$(2,239,297)	$(12,047,275)
Deduct: Total stock-based employee
compensation expense determined
under the fair value based method
for all awards	801,299	291,943
Pro forma net (loss) attributable to common stockholders	$(3,040,596)	$(12,339,218)

Loss per share, basic and diluted:
As reported	$(0.49)	$(2.71)
Pro forma	(0.66)	(2.78)

Net Earnings (Loss) Per Share - The Company’s basic net earnings (loss) per share amounts have been computed by dividing net earnings (loss) by the weighted average number of outstanding common shares. Diluted EPS is computed giving effect to all dilutive potential common shares that were outstanding during the period. Dilutive potential common shares consist of the incremental common shares issuable upon conversion of convertible preferred shares and the exercise of stock options and warrants for all periods. Fully diluted (loss) per share is not presented since the effect would be anti-dilutive.

New accounting pronouncements: The Financial Accounting Standards Board has issued Statement of Financial Accounting Standards No. 123 (revised), Share Based Payment. SFAS 123(R) is a replacement of SFAS 123, Accounting for Stock Based Compensation and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and its related interpretive guidance.

SFAS 123(R) requires that the compensation cost relating to share-based payment transactions be recognized in financial statements. The cost will be measured based on the fair value of the equity or liability instruments unissued. The effect of the standard will be to require entities to measure the cost of employee services received in exchange for stock options based on the grant date fair value of the award, and to recognize the cost over the period the employee is required to provide services for the award.

The Company will be required to apply Statement 123(R) as of the beginning of its interim reporting period that begins January 1, 2006.

SFAS 123(R) allows two methods for determining the effects of the transition: the modified prospective transition method and the modified retrospective method of transition. Under the modified prospective transition method, an entity would use the fair value-based accounting method for all employee awards granted, modified, or settled after the effective date. As of the effective date, compensation cost related to the non-vested portion of awards outstanding as of that date would be based on the grant-date fair value of those awards as calculated under the original provisions of Statement No. 123; that is, an entity would not re-measure the grant-date fair value estimate of the unvested portion of awards granted prior to the effective date of the final Statement. Under the modified retrospective method of transition, an entity would recognize employee compensation cost for prior periods presented in accordance with the original provisions of Statement 123; that is, an entity would recognize employee compensation cost in the amounts reported in the pro-forma disclosures provided in accordance with Statement No. 123.

Although it has not yet completed its study of the transition methods, the Company believes it will elect the modified prospective transition method. Under this method, the Company estimates that the adoption of FAS 123(R) will require the Company to record approximately $7,000 of stock compensation expense in the year ending December 31, 2006, related to employee options issued and outstanding at December 31, 2004.

3.	STRATEGIC OPERATING ALLIANCE

In connection with the Company’s implementation of its “virtual manufacturing” model, on February 3, 2004, and American Standard Circuits (ASC) entered into a Strategic Operating Alliance (SOA) agreement. Simultaneously, the Company sold its West Chicago facility to an affiliate of ASC for a cash price of $2,000,000, and. also sold a major portion of its manufacturing equipment at the West Chicago facility to a newly formed limited liability company, Am-Wave, LLC (LLC), for a cash price of $800,000 and a 20% preferred and secured interest in that entity. ASC is the other member of the LLC and has leased the use of the equipment from it.

During 2004, the Company recorded approximately $591,000 in impairment charges to adjust the equity interest in Am-Wave, LLC to its net realizable value.

On December 31, 2004 the Company and ASC amended the SOA agreement. Under terms of the amendment, the Company exchanged pieces of equipment, transferred raw materials used in the manufacturing process, and dissolved its equity interest in Am-Wave, LLC. In consideration, the Company received approximately $50,000 in cash and $340,000 in prepaid product credits, to be amortized over the remaining life of the SOA, which is scheduled to end on August 31, 2006. The Company also rescinded the 500,000 warrants issued to Gordhan Patel, owner of ASC, and issued 104,167 options that are fully vested, have a four year life, have an exercise price of $1.35 per share, and are valued at $136,753 under the Black-Scholes Option Pricing Model, and were recorded as an increase to additional paid-in capital and recognized as stock compensation expense immediately upon issuance. The amendment also revised the Company’s monthly obligations to ASC to a fixed amount of approximately $56,000 per month.

4.	BUSINESS PRODUCT LINES

Sales by product line consisted of the following:

	2004	2003
Digital	$8,430,000	$9,121,000
RF	9,059,000	5,066,000
Total	$17,462,000	$14,187,000

Sales within the RF product line include five main customers, which represented approximately 90% of sales in this product line in 2004. Sales within the digital product line include five key customers, which represented approximately 58% of yearly sales in this product line in 2004. Within the RF product line, the Company has one customer that represents approximately 28% of its revenues for 2004 and 12% of its revenues for 2003. This customer represents approximately 38% and 40% of accounts receivable at December 31, 2004 and 2003, respectively.

In 2003, the Company had one other customer that represented approximately 28% of its revenues. Sales to this customer were not considered significant in 2004.

The loss of, or a substantial reduction in the orders from, the Company’s major customers could have a material effect on the financial statements.

5.	INVENTORY

Inventories consisted of the following:

	2004	2003
Raw Materials	$0	$229,422
Work in Process	0	0
Finished Goods	937,217	792,712
Total Inventory	973,217	1,022,134
Less reserve for obsolete inventory	(187,238)	(434,955)
Net Inventory	$785,979	$587,179

6.	INVESTMENT IN EQUITY SECURITES

On October 1, 2004 the Company received 1,500,000 common shares of Integrated Performance Systems, Inc. (IPFSE.OB) in settlement of an outstanding promissory note the Company held related to its sale of the PC Dynamics facility in 1999. These shares are restricted, and the Company has a demand registration right. This note had been fully reserved for in a prior year, and was recorded as miscellaneous income in the fourth quarter of 2004. These shares are classified as available-for-sale and were valued by taking an estimate of net realizable proceeds if the shares were sold on the open market. Based on the market price of the stock at the time of receipt combined with a review of the average trading volume in this security, it was estimated that these shares had a market value of approximately $225,000.

7.	ACCRUED EXPENSES

Accrued expenses at December 31, 2004 and 2003 were comprised of:

	2004	2003
Reserve for Sales Returns	0	300,000
Salary Related	138,724	109,095
Commissions	81,215	103,931
Professional fees	104,498	177,753
Property and other taxes	38,567	128,505
Warranty	63,000	73,000
Bensenville	49,500	0
Other	42,980	146,998

Total accrued expenses	$518,484	$1,039,282

8.	DEBT

On October 1, 2003, M-Wave entered into a $2,413,533 loan with Bank One, NA that was to mature on December 31, 2003, and required monthly payments of interest at the bank’s prime rate. This loan replaced the unpaid portion of the Industrial Revenue Bonds (IRB) that were used to fund the acquisition of the land and construction of the Company’s manufacturing plant located in West Chicago, Illinois, and a related forbearance agreement with the bank. Upon signing the loan with Bank One, the Company was no longer in default of its obligations to the bank arising pursuant to the IRB. Concurrent with the loan, M-Wave paid $350,000 toward then-outstanding principal obligations, and Bank One released liens covering the Company’s accounts receivable and inventory. Additional terms of the loan include assigning Bank One a lien on the Company’s real estate and improvements located in Bensenville, IL, site of its former operations.

On December 22, 2003, Bank One, N.A. extended the maturity on the loan to January 31, 2004.

In February 2004, the Company sold the West Chicago facility and Equipment and used a portion of the proceeds to retire the entire debt of approximately $2,457,000 with Bank One, N.A. The amount realized on the sale of the facility and equipment approximated the recorded amounts at December 31, 2003. Concurrently, the Company retired an installment note which accrued interest at the prime rate and was collateralized by certain fixed assets. At December 31, 2003, $43,450 of principal was outstanding on the installment note.

On March 31, 2004 Silicon Valley Bank, N.A. (SVB) and the Company entered into the first of a two-step financing known as “Mini ABL” that commenced with an accounts receivable purchase facility. Under the facility, the Company could sell to the SVB, subject to SVB approval, up to 85% of the face value of approved invoices to a maximum of $2.5 million. The cost of the facility included a 1/2% one-time discount, plus interest at the prime rate plus 2.5%. The initial proceeds to the Company were $1.27 million. This arrangement was accounted for as a financing transaction during the period it was outstanding.

On June 28, 2004 the Company and the SVB entered into a Loan and Security Agreement, replacing the prior credit facility with a $4.5 million revolving credit facility. The effective rate of interest under this agreement, including fees, is approximately 8%. The Company may borrow up to $4.5 million, or a lesser amount depending on the Company’s borrowing base from time to time. The borrowing base consists of eligible receivables and finished goods inventory, as further described in the agreement.

On December 17, 2004 the Company and the SVB entered into an Amendment to Loan and Security Agreement. The amendment revised the Company’s borrowing base by allowing the Company to include a portion of certain accounts receivables from customers who are not residents of the United States or Canada.

As part of the loan and security agreement with SVB, SVB was issued warrants to purchase 85,000 shares of the Company’s stock an exercise price of $1.51 per share. The warrants vest ratably over 24 month and have a 7 year life. The warrants were valued at $97,100 under the Black-Scholes Option Pricing Model, and will be recorded ratably as an increase to additional paid-in-capital and recognized as interest expense over the vesting period.

The agreement between the Company and SVB contains certain covenants, which among other things, requires the Company to maintain a certain level of tangible net worth.

9.	LEASE COMMITMENTS

The Company rents administrative and warehouse space under operating leases. The terms of the agreement expire on August 31, 2006. Rent expense under these leases for the years ended December 31, 2004 and 2003 was $610,000 and $60,000 respectively.

Future minimum annual lease commitments at December 31, 2004 are as follows:

Year
2005	$672,000
2006	$448,000
Total	$1,120,000

10.	INCOME TAXES

The provision (benefit) for income taxes consists of:

	2004	2003

Current	$112,678	$(751,132)
Deferred	0	131,672

Total	$112,678	$(619,460)

The primary components comprising the net deferred tax assets (liabilities) are as follows:

	2004	2003
Deferred tax assets
Receivable reserves	$58,505	$39,000
Inventory reserves	91,268	169,632
Accrued expenses and other	64,235	284,158
Net operating loss	3,448,185	522,500
Impairment reserve	4,157,125	4,157,125

Deferred tax assets	7,819,318	5,172,415

Valuation Allowance	(3,851,582)	(4,195,552)

Deferred tax liabilities
Depreciation	(3,967,736)	(976,863)
Prepaid bond costs	(0)	(0)
Deferred tax	(3,967,736)	(976,863)
Net deferred tax asset	$0	$0

The valuation allowance decreased by $343,970, and increased by $4,195,552, for the years ended December 31, 2004 and 2003, respectively.

As of December 31, 2004, we had federal and state net operating loss carryforwards of approximately $8,841,500 for income tax purposes expiring in years 2023 to 2024.

The effective tax (benefit) rate differs from the Federal statutory tax rate for the following reasons:

	2004	2003
Federal statutory rate	(34.0%)	(34.0%)
State income taxes, net of Federal benefit	(4.7)	(2.5)
Non deductible expenses	105.4	0.0
Valuation allowance	(154.4)	32.6
Adjustments for AMT	50.6	0.0
Other adjustments	87.7	(2.1)
Effective rate	50.6%	(6.0)%

11.	COMMON STOCK

Stock Options Plans

The Company has two stock option plans that authorize the granting of options to officers, key employees and directors to purchase the Company’s common stock at prices equal to the market value of the stock at the date of grant. Under these plans, the Company has 152,600 shares available for future grants as of December 31, 2004. The exercise price of all employee and director options granted in 2004 were at fair market value.

On January 1, 2004, July 23, 2004, September 13, 2004, and October 25, 2004, the Company issued options to purchase 60,000, 6,000, 210,000, and 50,000 shares of common stock at exercise prices of $0.53, $1.18, $1.08, and $1.32, respectively, to four directors as compensation for their services in their roles as directors. Under the Company’s stock option plans, awards to directors vest immediately at the date of grant. These awards have been accounted for as employee awards in accordance with the accounting guidance under APB 25 and related interpretations.

Also in January 2004, the Company issued options to purchase 100,000 and 25,000 shares of common stock at exercise prices of $0.55 and $0.80, respectively, to employees. On July 23, 2004, the Company issued options to an employee to purchase 25,000 shares of common stock at an exercise price of $1.18. These employee awards vest ratably over five years.

On July 28, 2004, the Company issued options to purchase 400,000 shares of common stock at an exercise price of $1.16 to the chief executive officer in connection with the Company’s filing of a registration statement with the SEC. This employee award vested immediately at the date of grant.

As discussed in Note 3, the Company issued 104,167 options to the owner of ASC to purchase common stock at an exercise price of $1.35. This nonemployee award vested immediately at the date of grant. A summary of the status of the Company’s stock option plans and changes are presented in the following table:

For the Year Ended December 31,

	2004		2003
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Options outstanding at beginning of year	450,025	$4.06	412,575	$7.20
Granted	980,167	$0.74	250,200	$0.86
Exercised	(21,150)	$0.54	0	0
Forfeited	(9,825)	$4.60	(212,750)	$6.41
Options outstanding at
End of year	1,399,217	$2.00	450,025	$4.06

Exercisable at end of year	1,318,867	$2.10	269,913	$5.29

The weighted average fair value of options granted in 2004 and 2003 was $1.04 and $0.87, respectively, and was estimated at the grant date using the Black-Scholes options pricing model with the following weighted average assumptions: Expected volatility of 169.37% and 97.68%; risk-free interest rate of 4.25% and 2.8%; expected life of 4.89 and 10.00 years; and no dividend yield, respectively.

Options outstanding and exercisable at December 31, 2004, by price range:

	Outstanding			Exercisable
Range of		Weighted average
Exercise Average		Remaining	Weighted average	Weighted
prices	Shares	contractual life	exercise price	Shares	exercise price
prices
$0.53 to 0.67	284,000	3.80	$0.61	234,000	$0.62
0.80 to 1.18	687,400	2.69	1.11	657,050	1.12
1.25 to 1.35	230,167	9.57	1.31	230,167	1.31
6.74 to 8.38	177,650	0.46	7.39	177,650	7.39
13.78	20,000	0.75	13.78	20,000	13.78
	1,399,217	3.74	2.00	1,318,867	2.10

The Company recorded stock compensation expense in 2004 of $91,195 relating to 144,000 options issued to Jim Mayer in connection with a consulting agreement between the Company, Jim Mayer, and Credit Support International LLC. The options have an exercise price of $.67 per share, are valued at $91,195 under the Black-Scholes Option Pricing Model, and vest ratably over a period of 12 months. The options are recorded ratably as an increase to additional paid-in capital and recognized as stock compensation expense over the vesting period.

Series A Preferred Stock

The Series A Preferred Stock contains a beneficial conversion feature, since the conversion price of the common stock is to be 85% of the fair value of the stock at the time of conversion. The fair value of the beneficial conversion feature was designated to be approximately $1,903,800 under the Black-Scholes Option Pricing Model and was recorded as a preferred stock dividend in the statement of income and an equivalent increase to the accumulated deficit during the third quarter. This was valued in accordance with EITF 00-27 (Application of Issue No. 98-5 to Certain Convertible Instruments). This expense recognition is a one-time charge, and resulted in a decrease to basic and diluted earnings per common share in the third quarter, but will have no effect on total Stockholders’ Equity.

Common Stock Purchase Warrants

The Company issued three year warrants to purchase an aggregate of 1,530,000 shares of Common Stock at an exercise price of $1.28 per share to the three purchasers of the Series A Preferred Stock and to Mercator Advisory Group, LLC, on the closing date of the sale of the Series A Preferred Stock. The fair value of the warrants was designated to be $848,750 under the Black-Scholes Option Pricing Model and is reflected in the statement of stockholders’ equity as an increase to additional paid in capital.

The Company issued seven year warrants to purchase an aggregate of 85,000 shares of Common Stock to Silicon Valley Bank. The warrants have an exercise price of $1.51 per share, vest ratably over 24 months and have a 7 year life. The warrants are valued at $97,100 under the Black-Scholes Option Pricing Model.

Warrants outstanding and exercisable are as follows:

	Number	Weighted Ave.	Weighted Ave.	Number	Weighted Ave.
Exercise	Outstanding	Remaining	Exercise	Exercisable	Exercise
Price	at 12/31/04	Life	Price	at 12/31/04	Price
$1.28	1,530,000	2.6	$1.28	212,500	$1.28
1.51	85,000	6.5	1.51	21,250	1.51
	1,615,000			233,750

12.	PREFERRED STOCK

On July 28, 2004, M-Wave closed an equity financing agreement with the Mercator Advisory Group. The Company issued 30,000 shares of the Company’s newly designated Series A Preferred Stock to Mercator Momentum Fund LP, Mercator Momentum Fund III, LP, and Monarch Pointe Fund Ltd. through Mercator Advisory Group LLC (“Mercator”) for $100 per share, or an aggregate of $3 million. The transaction provided M-Wave approximately $2.425 million, net of fees and expenses. The Preferred Stock is convertible into approximately 3,061,000 shares of Common Stock. The conversion price is equal to 85% of the market price of our common stock at the time of the conversion; provided that in no event shall the conversion price be less than $0.98 per share or greater than $1.15 per share. The numbers of Conversion Shares and Warrant Shares that any Purchaser may acquire at any time are subject to limitation in the Certificate of Designations and in the Warrants, respectively, so that the aggregate number of shares of Common Stock of which such Purchaser and all persons affiliated with such Purchaser have beneficial ownership (calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended) does not at any time exceed 9.99% of the Company's then outstanding Common Stock.

The Preferred Stock is nonvoting, bears no dividend, and has a sole preference of priority at par in liquidation over our common stock and any prior or subsequent series of preferred stock.

The Mercator entities have converted 6,000 shares of the Company’s preferred stock into 594,000 shares of Common Stock as of December 31, 2004.

13.	SUBSEQUENT EVENTS

On February 25, 2005, the Company acquired Jayco Ventures Inc. assets for approximately $1,360,000 in cash. The Company financed the transaction with a portion of $1,550,000 in proceeds from the issuance on February 23, 2005 of $1,550,000 aggregate principal amount of promissory notes and warrants to purchase an aggregate of 434,783 shares of common stock. The issuances were made to Mercator Momentum Fund, L.P., Monarch Pointe, Ltd., and M.A.G. Capital, LLC (formerly Mercator Advisory Group, LLC), all of which are related entities. The Company paid fees totaling $35,000 to M.A.G. Capital, LLC in connection with the financing.

The promissory notes accrue interest at 10% per annum and have a term of 18 months. Upon sale of the Company’s real property at 215 Park Street, Bensenville, Illinois, the Company is required to prepay an aggregate of $325,000 under the promissory notes.

On April 11, 2005, the Company completed a new lending facility with Silicon Valley Bank which provided a total credit limit expansion from $4.5 million to $6.0 million. This new facility will finance the DBS operations through a factoring facility for an initial period of up to 90 days, while continue to provide funds for the EMG division under the asset based line of credit. Receivables under the factoring agreement will be factored at 80% availability while we will continue to have 85% availability on receivables under the ABL. After 90 days, the Bank will review the performance of the newly acquired division, and the Company expects to be able to transition these receivables from factoring to the Company’s traditional asset based line of credit which will minimize our borrowing costs and provide added flexibility. Other provisions of the ABL provide borrowing capabilities on inventories of both divisions of 50% of their net value, with a limit of $1,000,000, which is $250,000 above our current borrowing capacity on inventories. Another added benefit of the new facility is the ability to issue up to $1,000,000 in letters of credit to Asian suppliers. The Company expects this feature will provide additional flexibility in finding Asian vendors for new products as well as developing tertiary suppliers of existing products. The combined borrowing from letters of credit, inventory, factoring, and receivables under the ABL cannot exceed $6 million. The effective rate of interest under this agreement, including fees, is approximately 8%.

14.	RELATED PARTY TRANSACTIONS

In April 2003, Credit Support International, LLC (CSI) based in Dallas, Texas; specifically, Jim Mayer its Managing Member, was retained by the Company, initially serving as a consultant and then Chief Restructuring Advisor to determine the Company’s viability and then facilitate a restructuring of M-Wave’s operations and financial position. The Consulting Agreement was amended in September 2003. As part of the agreement, Mayer was granted 144,000 options to acquire the Company’s common stock at a price of $0.67 per share. The options vest ratably over a one year period commencing in September 2003 and expire on April 15, 2008.

Subsequent to Mr. Mayer’s employment with the Company on July 28, 2004, the consulting agreement was terminated and the options granted in the consulting agreement immediately vested.

15.	EMPLOYEE BENEFIT PLAN

The Company terminated its defined contribution plan in 2004, and made no contributions during the year.

In 2003, the Company maintained a defined contribution retirement plan covering substantially all full-time employees. The plan allowed for employees to defer up to 15% of their pretax annual compensation, as defined in the plan. The Company matched up to 25% of the first 4% of base compensation that a participant contributed. The Company matching contributions were $7,543 in 2003. Additionally, the Company could have contributed discretionary amounts. There were no discretionary contributions for 2003.

16.	RESTRUCTURING CHARGES

As of December 31, 2004, the Company no longer maintained a restructuring reserve related to the Bensenville facility.

In September 2002, the Company moved its operations, including its headquarters, from its Bensenville, Illinois location to West Chicago, Illinois. In September, 2002 the Company recorded restructuring expenses of $1,752,000. Restructuring expenses include costs associated with the closing, cleanup and disposition of the Bensenville facilities. These expenses include (1) the net write-down and disposal of approximately $986,000 of specific assets that were not required at the West Chicago facility, (2) cleanup, sale and related expenses of $680,000 for the Bensenville facilities and (3) severance payments of $86,000. As of December 31, 2003, the Company had a remaining reserve of approximately $145,000 relating to the clean-up and disposition of the Bensenville facilities.

Restructuring Charges 2003	Balance Dec. 31, 2002	Cash Paid	Non-Cash	Balance Dec. 31, 2003
Bensenville	367,000	222,000	0	$145,000

Restructuring Charges 2004	Balance Dec. 31, 2003	Cash Paid	Non-Cash	Balance Dec. 31, 2004
Bensenville	145,000	145,000	0	$0

17.	MANAGEMENT PLAN FOR CONTINUING OPERATIONS

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which contemplate continuation of the Company as a going concern. However, the Company has experienced significant improvement from the losses we recorded from operations in 2003 due to the decline in the telecom industry and substantial impairment losses on assets recorded in 2003.

Based upon the current level of operations and anticipated growth, management believes that the Company’s current cash plus future cash flow from operations, proceeds from the sale of certain fixed assets, funds obtained from Silicon Valley Bank (SVB), and debt financing received from Mercator on February 23, 2005 are adequate to cover the Company’s needs during the upcoming year.

The Company is continuing its efforts to sell its prior plant and improvements located in Bensenville, Illinois as soon as practicable.

PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 24.	INDEMNIFICATION OF DIRECTORS AND OFFICERS

Reference is made to Section 145 of the Delaware General Corporation law which provides for indemnification of directors and officers of a corporation and other specified persons, subject to the specific requirements therein contained. In general, these sections provide that persons who are officers or directors of the corporation may be indemnified by the corporation for acts performed in their capacities as such.

Further reference is made to sections 102 and 145 of the Delaware General Corporation Law which provide for elimination of directors liability in certain instances, and indemnification of directors and officers of a corporation and other specified persons, subject to the specific requirements therein contained. In general, section 102 allows an authorizing provision in the Certificate of Incorporation which would, subject to certain limitations, eliminate or limit a directors liability for monetary damages for breaches of his or her fiduciary duty. However, such an enabling provision could not limit or eliminate a directors liability for (a) breaches of the duty of loyalty to the corporation or its stockholders; (b) acts or omissions not in good faith or involving intentional misconduct or knowing violations of law; (c) the payment of unlawful dividends or unlawful stock repurchases or redemptions; or (d) transactions in which the director received an improper personal benefit. There is currently such an enabling provision in the company’s Certificate of Incorporation.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, unless in the opinion of its counsel that the matter has been settled by controlling precedent, the company will submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 25.	OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following table sets forth the expenses (other than the underwriting discounts and commissions and the Underwriter’s Non-Accountable Expense Allowance) expected to be incurred in connection with the issuance and distribution of the securities being registered.

SEC Registration	634.06
Legal Fees and Expenses*	25,000.00
Accounting Fees*	3,000.00
Miscellaneous*	5,000.00
Total.	33,634.06

——————
*
Estimated

ITEM 26.	RECENT SALES OF UNREGISTERED SECURITIES

(a) On July 28, 2004, we issued 30,000 shares of our Series A Preferred Stock to Mercator Momentum Fund, LP, Mercator Momentum Fund III, LP, and Monarch Pointe Fund, Ltd. (the "Purchasers"), for $100 per share, or an aggregate of $3,000,000, following shareholder approval of the transaction on July 27, 2004, as required by NASDAQ Marketplace Rules. We also issued warrants to purchase an aggregate of 1,530,000 shares of common stock, in consideration for the aggregate proceeds of $3,000,000, to the Purchasers and Mercator Advisory Group, LLC (now named M.A.G. Capital, LLC), an affiliate of the Purchasers. We paid a due diligence fee of $160,000 and legal expenses of $15,000 to Mercator Advisory Group, LLC. All sales were made to accredited investors.

Each share of Series A Preferred Stock is convertible into shares of common stock at $100 per share of preferred stock and a conversion price for the common stock equal to 85% of the market price of our common stock at the time of the conversion; provided that in no event shall the conversion price be less than $0.98 per share or greater than $1.15. The warrants were allocated among the designated recipients by Mercator Advisory Group, LLC, on the closing date of the sale of the Series A Preferred Stock, and are exercisable for three years at an exercise price of $1.27.

(b) On February 23, 2005, we received $1,550,000 in proceeds from the issuance of $1,550,000 aggregate principal amount of promissory notes and warrants to purchase as aggregate of 434,783 shares of common stock. The issuances were made to Mercator Momentum Fund, L.P., Monarch Pointe, Ltd., and M.A.G. Capital, LLC (formerly Mercator Advisory Group, LLC), all of which are related entities. We paid fees totaling $35,000 to M.A.G. Capital, LLC in connection with the financing. The warrants have a term of three years with an exercise price of $1.15 per share.

The promissory notes accrue interest at 10% per annum and have a term of 18 months. Upon sale of our real property at 215 Park Street, Bensenville, Illinois, we are required to prepay an aggregate of $325,000 under the promissory notes.

(c) On June 16, 2005, we issued $2,400,000 in aggregate principal amount of promissory notes in exchange for an investment of $850,000 and the cancellation of $1,550,000 in aggregate principal amount of promissory notes, dated February 23, 2005 (provided that the warrants issued in connection with the February 23, 2005 promissory notes were not canceled and therefore remain outstanding). In connection with the issuance of notes, we issued 166,666 warrants to purchase our common stock. The issuances of notes and warrants were made to Mercator Momentum Fund, L.P., Mercator Momentum Fund III, L.P., Monarch Pointe Fund, Ltd. and M.A.G. Capital, LLC, all of which are related entities. We paid fees totaling $29,000 in connection with the financing.

The promissory notes accrue interest at 10% per annum and become due on August 23, 2007; provided that the notes are subordinate in right of payment to the debt payable to our lender Silicon Valley Bank. Upon sale of our real property at 215 Park Street, Bensenville, Illinois, and subject to the approval of Silicon Valley Bank, we are required to prepay an aggregate of $325,000 under the promissory notes. Voluntary prepayments are subject to a 1% premium payment. We are required to pay annual extension fees equal to 1% of the outstanding principal balance under the notes on June 1, 2006 and June 1, 2007.

The warrants have a term of three years and an exercise price of $1.02 per share. We granted registration rights to the holders of the warrants, which rights are exercisable on or after February 1, 2006.

(d) The foregoing sales were made in reliance on Section 4(2) of the Securities Act of 1933, as amended. The net proceeds from the sale of Series A Preferred Stock and warrants are to be used for general working capital purposes consistent with our business strategy, including potential acquisitions.

ITEM 27.	EXHIBITS

The exhibits to this registration statement are listed below. Other than exhibits that are filed herewith, all exhibits listed below are incorporated herein by reference. Exhibits indicated by an asterisk (*) are the management contracts and compensatory plans, contracts or arrangements required to be filed as exhibits to this registration statement.

Exhibit No.	Description	Location

3.1	Certificate of Incorporation of the Company	1

3.2	Bylaws of the Company	1

3.3	Certificate of Designations for Series A Preferred Stock	5

4.1	Specimen Common Stock Certificate	4

10.1	Credit Agreement dated October 1, 2003 between Bank One, NA, the Company, and Poly Circuits, Inc.	2

10.2	Consulting Agreement dated September 1, 2003 by and between the Company and Credit Support International, LLC	2

10.3	2003 Stock Incentive Plan	2

10.4	Asset Purchase and Sale Agreement dated February 3, 2004 by and between the Company, Poly Circuits and M-Wave, L.L.C.	2

10.5	Agreement for Strategic Operating Alliance dated February 3, 2004 by and between the Company and American Standard Circuits, Inc.	2

10.6	Bill of Sale dated February 3, 2004 by and between Poly Circuits and AM-Wave, L.L.C.	2

10.7	Real Estate Sales Contract dated February 3, 2004 by and between the Company and AMI Partners, L.L.C.	2

10.8	Limited Liability Company Operating Agreement of AM-Wave, L.L.C. dated February 3, 2004 by and between Poly Circuits and American Standard Circuits, Inc.	2

10.9	Warranty Deed dated February 3, 2004 by and between the Company and AMI Partners, L.L.C.	2

10.10	Industrial Lease Agreement dated February 3, 2004 by and between the Company and AMI-Partners, LLC	2

10.11	Warrant to Purchase Stock dated March 31, 2004 by and between the Company and Silicon Valley Bank	2

10.12	Accounts Receivable Financing Agreement dated March 31, 2004 by and between the Company and Silicon Valley Bank	2

10.13	Intellectual Property Security Agreement dated March 31, 2004 by and between the Company and Silicon Valley Bank	2

10.14	Amendment to Consulting Agreement, dated May 1, 2004, between the Company and Credit Support International, LLC	3

10.15	Letter Agreement with Paul Schmitt dated May 1, 2004	3

10.16	Employment Agreement dated July 28, 2004 between Company and Jim Mayer	4

10.17	Employment Agreement dated July 28, 2004 between Company and Joe Turek	4

10.18	Employment Agreement dated May 1, 2004 between Company and Robert Duke	4

10.19	Subscription Agreement dated June 28, 2004 between Company and Mercator Advisory Group	4

10.20	Stock Registration Rights Agreement dated June 28, 2004 between Company and Mercator Advisory Group	4

10.21	Nonstatutory Stock Option Agreement dated July 28, 2004 between Company and Jim Mayer	4

10.22	Amendment to Loan Documents, dated December 17, 2004 between M-Wave, Inc. and Silicon Valley Bank	6

10.23	Loan and Security Agreement, dated June 28, 2004, Between M-Wave, Inc. and Silicon Valley Bank	6

10.24	Asset Purchase Agreement, dated February 25, 2005 by and between Jayco Ventures, Inc. and M-Wave DBS, Inc.	7

10.25	Employment Agreement, dated February 25, 2005 between M-Wave DBS, Inc. and Jason Cohen	7

10.26	Employment Agreement, dated February 25, 2005 between M-Wave DBS, Inc. and Joshua Blake	7

10.27	Promissory Note, dated February 23, 2005, issued by M-Wave, Inc. to Mercator Momentum Fund, L.P.	7

10.28	Promissory Note, dated February 23, 2005, issued by M-Wave, Inc. to Monarch Pointe Fund, Ltd.	7

10.29	Warrant, dated February 23, 2005, issued by M-Wave, Inc. to Mercator Momentum Fund, L.P.	7

10.30	Warrant, dated February 23, 2005, issued by M-Wave, Inc. to Monarch Pointe Fund, Ltd.	7

10.31	Warrant, dated February 23, 2005, issued by M-Wave, Inc. to M.A.G. Capital, LLC	7

10.32	SOA Amendment dated December 31, 2004	8

10.33	Purchase Agreement between M-Wave and American Standard Circuits dated December 31, 2004	8

10.34	Nonstatutory Stock Option Agreement dated December 31, 2004 between Company and Gordhan Patel	8

10.35	Loan and Security Agreement, dated April 11, 2005, between M-Wave, Inc. and Silicon Valley Bank	8

10.36	Assumption Agreement and Amendment to Loan Documents, dated April 11, 2005, between M-Wave, Inc. and Silicon Valley Bank	8

10.37	Amendment to 2003 Stock Incentive Plan	9

10.38	Amendment to Subscription Agreement, dated June 6, 2005, among Mercator Momentum Fund, LP, Maercator Momentum Fund III, LP, Monarch Pointe Fund, Ltd., M.A.G. Capital, LLC and M-Wave, Inc.	10

10.39	Promissory Note, dated June 16, 2005, issued by M-Wave, Inc. to Monarch Pointe Fund, Ltd.	10

10.40	Promissory Note, dated June 16, 2005, issued by M-Wave, Inc. to Mercator Momentum Fund, LP	10

10.41	Promissory Note, dated June 16, 2005, issued by M-Wave, Inc. to Mercator Momentum Fund III, LP	10

10.42	Warrant, dated June 16, 2005, issued by M-Wave, Inc. to Mercator Momentum Fund III, LP	10

10.43	Warrant, dated June 16, 2005, issued by M-Wave, Inc. to Monarch Pointe Fund, Ltd.	10

10.44	Warrant, dated June 16, 2005, issued by M-Wave, Inc. to M.A.G. Capital, LLC	10

10.45	Warrant, dated June 16, 2005, issued by M-Wave, Inc. to Mercator Momentum Fund, LP	10

10.46	Registration Rights Agreement, dated June 16, 2005, between M-Wave, Inc. and Mercator Momentum Fund, LP, Mercator Momentum Fund III, LP, Monarch Pointe Fund, Ltd., and Mercator Advisory Group, LLC	10

10.47	Settlement Agreement, dated August 19, 2005, among M-Wave, Inc., Carl R. Klein, James A. Skelton, Gary Castagna, Greg Meyer, Joseph A.Turek, Gerald M. (“Jim”) Mayer, and Freeborn & Peters, LLP	11

10.48	Financial Advisory Services Agreement, dated September 8, 2005, between JAS Financial Services, LLC and M-Wave, Inc.	Filed Herewith

23.1	Consent of McGladrey & Pullen, LLP	Filed Herewith

23.2	Consent of Grant Thornton, LLP	Filed Herewith

(2)	Incorporated herein by reference to the applicable exhibit to the Registrant’s Annual Report on Form 10-K for year ended December 31, 2003

(3)	Incorporated herein by reference to the applicable exhibit to the Registrant’s quarterly report on form 10-QSB for the quarter ended March 31, 2004

(4)	Incorporated herein by reference to the applicable exhibit to the Registrant’s Quarterly Report on Form 10-QSB for the quarter ended June 30, 2004

(5)	Incorporated herein by reference to Appendix B to the Registrant’s Definitive Proxy Statement filed July 6, 2004

(6)	Incorporated herein by reference to the applicable exhibit to the Registrant’s form 8-K filed December 29, 2004

(7)	Incorporated herein by reference to the applicable exhibit to the Registrant’s form 8-K filed March 2, 2005

(8)	Incorporated herein by reference to the applicable exhibit to the Registrant’s Annual Report on Form 10-KSB for the year ended December 31, 2004

(9)	Incorporated herein by reference to Appendix A to the Registrant’s Definitive Proxy Statement filed April 29, 2005

(10)	Incorporated herein by reference to the applicable exhibit to the Registrant’s Quarterly Report on Form 10-QSB for the quarter ended June 30, 2005

(11)	Incorporated herein by reference to the applicable exhibit to the Registrant’s form 8-K filed August 23, 2005

ITEM 28.	UNDERTAKINGS

The undersigned hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i)	To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii)
To reflect in the prospectus any facts or events which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)	To include any additional or changed material information on the plan of distribution.

(2)
That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To file a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

Insofar as indemnification for liabilities under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

In accordance with the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form SB-2 and authorized this pre-effective amendment no. 1 to the registration statement to be signed on its behalf by the undersigned in West Chicago, Illinois, on September 14, 2005.

M-Wave, Inc.

/s/ Joseph A. Turek
Joseph A. Turek, President and CEO

In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities and on the dates indicated:

Name	Title	Date

/s/ Joseph A. Turek	President, Chief Executive Officer and Director	September 14, 2005
Joseph A. Turek

/s/ Carl R. Klein	Director	September 14, 2005
Carl R. Klein

/s/ Gary L. Castagna	Director	September 14, 2005
Gary L. Castagna

/s/ Gregory E. Meyer	Director	September 14, 2005
Gregory E. Meyer